As filed with the Securities and Exchange Commission on April 12, 2022
Registration No. 333-264003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-7
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

WESTERN ENERGY SERVICES CORP.
(Exact name of Registrant as specified in its charter)

Alberta	1381	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Suite 1700, 215 – 9th Avenue SW
Calgary, Alberta
Canada T2P 1K3
Telephone Number: (403) 984-5916
(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Telephone: 302-738-6680
(Name, address and telephone number of agent for service in the United States)

Copies to:

Daniel McLeod	Shona Smith
Blake, Cassels & Graydon LLP	Troutman Pepper Hamilton Sanders LLP
855 – 2 Street S.W., Suite 3500 Calgary, Alberta Canada T2P 4J8	100 SW Main Street, Suite 1000 Portland, Oregon 97204 United States
Tel: (403) 260-9629	Tel: (503) 290-2335

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the filing of the next amendment to this registration statement.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:☐

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

IF YOU ARE A REGISTERED SHAREHOLDER AND RESIDENT IN AN ELIGIBLE JURISDICTION (AS DEFINED HEREIN), YOUR RIGHTS CERTIFICATE IS ENCLOSED. READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 5:00 P.M. (TORONTO TIME) ON THE EXPIRY DATE OF MAY 13, 2022.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form prospectus shall not constitute an offer to sell in any jurisdiction (an "Ineligible Jurisdiction") other than the Eligible Jurisdictions (as defined herein) or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Offered Securities (as defined herein) are not being distributed or offered to Shareholders in any Ineligible Jurisdiction and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an "Ineligible Holder").

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western Energy Services Corp. at #1700, 215 – 9th Avenue SW, Calgary, AB, T2P 1K3, by telephone at (403) 984-5916, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

Rights Offering	April 11, 2022

WESTERN ENERGY SERVICES CORP.

C$31,500,000.00
Offering of 91,788,008 Rights to subscribe for 1,968,750,000 Common Shares at a Subscription Price of C$0.016 per Common Share

Western Energy Services Corp. ("we", "us", "our", "Western" or the "Company") is distributing to the holders of its outstanding common shares (the "Common Shares") of record ("Shareholders") as at 5:00 p.m. (Toronto time) on April 19, 2022 (the "Record Date") one right (the "Right") for each Common Share held, which Rights, collectively, will entitle the Shareholders to subscribe for an aggregate of 1,968,750,000 Common Shares for gross proceeds of C$31,500,000 (the "Proceeds"), assuming the exercise of all Rights (the "Rights Offering").

A portion of the Proceeds will be used to repay $10,000,000 of principal due to Alberta Investment Management Corporation ("AIMCo"), as lender, under the Company's second lien senior secured five-year 7.25% term loan facility dated October 17, 2017, as amended (the "Second Lien Facility") pursuant to the terms of the Debt Restructuring Agreement (as defined herein). See "Debt Restructuring Agreement".

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Under the Rights Offering, each Shareholder is entitled to receive one Right for each Common Share held on the Record Date (subject to certain restrictions applicable to Shareholders who are not resident in an Eligible Jurisdiction, as described in greater detail below). The Rights will be evidenced by transferable certificates in registered form (the "Rights Certificates"). Each Right entitles an Eligible Holder (as defined herein) to purchase 21.4488803374 Common Shares (the "Basic Subscription Privilege") at a price of C$0.016 per Common Share (the "Subscription Price") prior to 5:00 p.m. (Toronto time) (the "Expiry Time") on May 13, 2022 (the "Expiry Date"). Where the exercise of Rights would otherwise entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares. The Company will not issue fractional Common Shares or pay cash in lieu thereof. Holders of Rights may only exercise Rights in respect of the full number of Common Shares issuable under each Right; it is not possible to exercise any Right in part, nor to acquire a lesser number of Common Shares than the full 21.4488803374 Common Shares to which each Right is entitled. Since no fractional Common Shares will be issued, the exercise of a single Right would therefore result in the issuance of 21 Common Shares and require payment of $0.34 per Right. Nonetheless, a subscriber is not obligated to exercise all of its Rights.

The Rights will also entitle any Shareholder who fully exercises the Basic Subscription Privilege attached to their Rights to subscribe for additional Common Shares (the "Additional Common Shares") if available, pursuant to the Additional Subscription Privilege (as defined herein). See "Description of Offered Securities – Additional Subscription Privilege".

Subject to statutory withdrawal rights, any subscription for Common Shares will be irrevocable once submitted. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Company does not receive funds from the Standby Purchasers (as defined herein) or the Standby Purchase Agreement (as defined herein) is otherwise terminated, the Subscription Agent will return all subscription funds delivered by Subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege (as defined herein).

RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME WILL BE VOID AND OF NO VALUE.

Under the Rights Offering, any Rights that would otherwise be distributed by the Company to Shareholders who are not resident in an Eligible Jurisdiction, other than Shareholders who become Approved Eligible Holders (as defined herein), will instead be delivered to the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders until and unless such Ineligible Holder becomes an Approved Eligible Holder. In the event such Ineligible Holders do not become Approved Eligible Holders, the Subscription Agent, for the account of such Ineligible Holders, will, prior to the Expiry Date, attempt to sell the Rights allocable to such Ineligible Holders and evidenced by Rights Certificates in the possession of the Subscription Agent. The Subscription Agent will attempt, on a best efforts basis, to sell the Rights on the TSX prior to the Expiry Time and the prices obtained for the Rights are dependent on market conditions at the time of the sale request.

	Price to Shareholders			Net Proceeds to the Company
Per Common Share	C$	0.016		C$	0.011
Total	C$	31,500,000	(1)	C$	21,500,000	(2)

Notes:

(1)	Before deducting the expenses of the Rights Offering and the Debt Restructuring (as defined herein), estimated to be approximately $3.3 million, which will be paid from the proceeds of the Rights Offering.
(2)	After deducting the $10,000,000 payment on the Second Lien Facility pursuant to the Debt Restructuring Agreement (as defined herein).

Pursuant to the requirements of the Toronto Stock Exchange (the "TSX"), completion of the Rights Offering is not subject to raising a minimum amount of proceeds.

Standby Commitment

The Company entered into a standby purchase agreement dated March 21, 2022 (the "Standby Purchase Agreement") with G2S2 Capital Inc. ("G2S2"), which owns approximately 24.95% of the outstanding Common Shares, G2S2's wholly-owned subsidiary Armco Alberta Inc. ("Armco"), Matco Investments Ltd. ("Matco") and Mr. Ronald P. Mathison, who together with Matco owns approximately 19.93% of the outstanding Common Shares. Pursuant to the Standby Purchase Agreement, G2S2, Matco and Mr. Mathison have each agreed, subject to certain terms, conditions and limitations, to exercise their respective Basic Subscription Privilege in full for aggregate gross proceeds of approximately $14.14 million. In addition, each of G2S2, Armco and Matco (collectively, the "Standby Purchasers") have agreed to purchase that number of Common Shares at the Subscription Price equal to the difference, if any, between (x) the total number of Common Shares authorized to be issued on the Record Date pursuant to the exercise of Rights issued under the Rights Offering, and (y) the number of Common Shares subscribed for and taken up under the Rights Offering by holders of Rights pursuant to the Basic Subscription Privilege or Additional Subscription Privilege (such Common Shares being the "Standby Shares"). Pursuant to the terms of the Standby Purchase Agreement, G2S2 (or Armco on its behalf) has committed to subscribe for 55.6% of the Standby Shares and Matco has agreed to subscribe for 44.4% of the Standby Shares (collectively, the "Standby Commitment"). In addition, G2S2 has guaranteed the performance of Armco, including all payment obligations, in the event that Armco fulfils G2S2’s Standby Commitment. The Standby Purchasers may terminate the Standby Purchase Agreement prior to the Closing Date in certain circumstances. See "Standby Commitment". This prospectus also qualifies the issuance of the Standby Shares.

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If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder's equity ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders, and, if applicable, the purchase of Standby Shares by the Standby Purchasers, which dilution may be significant.

Even if they exercise their Basic Subscription Privilege in full, the shareholding percentage of the Company's Shareholders (other than AIMCo) will be significantly reduced upon the completion of the issuance of an additional 2,000,000,000 Common Shares to AIMCo pursuant to the Debt Conversion. The issuance of these additional Common Shares will result in AIMCo holding approximately 49.7% of the Common Shares and will cause significant dilution to the Company's Shareholders on its own.

In the event that none of the holders of Rights (other than Mr. Mathison and the Standby Purchasers) exercises their Rights and all of the Common Shares issuable upon the exercise of Rights held by such holders are purchased by the Standby Purchasers as Standby Shares, an aggregate of 1,968,750,000 Common Shares would be acquired by the Standby Purchasers and Mr. Mathison and, following the completion of the Rights Offering, G2S2 (together with Common Shares held by Armco) would beneficially own 1,117,529,500 Common Shares and Matco (together with Common Shares held by Mr. Mathison personally) would beneficially own 892,421,504 Common Shares, representing approximately 27.52% and 21.98%, respectively, of the Common Shares estimated to be outstanding upon completion of the Rights Offering. If this occurs, holdings by public Shareholders (which excludes insiders) would be reduced to approximately 1% of the Company's issued and outstanding Common Shares upon the completion of the Rights Offering and the Debt Conversion. See "Standby Commitment", "Debt Restructuring" and "Risk Factors".

Debt Restructuring

Concurrent with the execution of the Standby Purchase Agreement on March 21, 2022, the Company entered into a debt restructuring agreement (the "Debt Restructuring Agreement") with AIMCo pursuant to which: (i) $10,000,000 of the Proceeds from the Rights Offering will be applied to the outstanding principal under the Second Lien Facility; (ii) immediately upon completion of the Rights Offering, and, if necessary, the Standby Commitment and satisfaction of the other conditions under the Debt Restructuring Agreement, $100,000,000 of the principal amount of the Second Lien Facility principal will be converted into Common Shares (the "Debt Conversion") at a conversion price of $0.05 per Common Share (the "Conversion Price"); and (iii) the Second Lien Facility will be amended as described under " Debt Restructuring Agreement" (collectively, the "Debt Restructuring").

The Debt Conversion is being implemented to significantly reduce the Company's debt burden. The Debt Conversion will be completed pursuant to an exemption from prospectus requirements and will result in the issuance to AIMCo of 2,000,000,000 Common Shares. AIMCo currently holds approximately 19.17% of the Common Shares and is resident in an Eligible Jurisdiction. Pursuant to the Debt Restructuring Agreement, AIMCo has agreed not to exercise any of its Rights in the Rights Offering. Assuming it does not exercise any Rights, AIMCo will beneficially own 2,017,600,000 Common Shares, representing approximately 49.7% of the Company's Common Shares following completion of the Restructuring Transactions (as defined herein). As a result, the Restructuring Transactions will materially alter the control of the Company given that AIMCo is expected to become a control person thereof. See "Use of Proceeds" and "Debt Restructuring".

In connection with the Restructuring Transactions, the Company, AIMCo, Mr. Mathison and the Standby Purchasers will enter into the Investor Rights Agreement (as defined herein) pursuant to which AIMCo will be granted representation on the Board through the ability to nominate two directors. Under the terms thereof, Mr. Mathison and the Standby Purchasers will agree not to vote against or withhold votes from the AIMCo nominees, in each case provided that AIMCo beneficially owns or controls at least 30% of the outstanding Common Shares. In addition, AIMCo will enter into the Registration Rights Agreement (as defined herein) with the Company, pursuant to which it will be granted demand and piggyback distribution rights whereby the Company agrees to facilitate the resale of Common Shares by AIMCo by way of prospectus offering, subject to the restrictions and limitations set forth therein. See "Investor Rights Agreement" and "Registration Rights Agreement" for more details.

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None of the Standby Purchasers nor AIMCo have been engaged as an underwriter in connection with the Rights Offering and neither the Standby Purchasers, nor AIMCo have been involved in the preparation of, or performed any review of, this Prospectus (as defined herein) in the capacity of an underwriter. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This short form prospectus (the "Prospectus") qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights, and the Standby Shares (collectively, the "Offered Securities") in each of the provinces of Canada. This Prospectus also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). The provinces of Canada and the United States are collectively referred to in this prospectus as the "Eligible Jurisdictions". Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit the Company to offer Rights and/or Common Shares in such states, or to certain persons in those states, or may otherwise limit the Company's ability to do so, and as a result the Company will treat those states as Ineligible Jurisdictions under the Rights Offering.

The Common Shares are listed on the TSX under the symbol "WRG" and will commence trading "Ex Rights" on April 18, 2022. On April 8, 2022 the closing price of the Common Shares on the TSX was C$0.23 per Common Share. The Rights will be listed for trading on the TSX on April 18, 2022, under the symbol "WRG.RT" and will cease trading at 12:00 p.m. (Toronto time) on the Expiry Date. During the Rights Offering, the Common Shares will continue to trade on the TSX under the symbol "WRG". See "Plan of Distribution".

There is currently no market through which the Rights may be sold and there can be no assurance that an active trading market will develop for the Rights. Holders of Rights may not be able to sell the Rights qualified by this Prospectus. To the extent an active trading market does not develop, the pricing of the Rights in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation may be adversely affected. See "Risk Factors". See "Plan of Distribution".

The Rights are fully transferable into and within the Eligible Jurisdictions in Canada by the holders thereof. The Rights may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the TSX.

This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. The financial statements included in or incorporated by reference into this short form prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and such financial statements are subject to Canadian auditing standards and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See "Certain U.S. Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of Alberta, Canada, that all of its directors and officers are residents of Canada, and that a substantial portion of the assets of the issuer and of said persons are located outside the United States. See "Enforceability of Civil Liabilities".

THE SECURITIES OFFERED BY THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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In order to exercise the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege, Shareholders resident in an Eligible Jurisdiction and Approved Eligible Holders (collectively, "Eligible Holders") must complete Form 1 on the Rights Certificate. In order to also exercise the Additional Subscription Privilege, an Eligible Holder must complete Form 2 on the Rights Certificate. An Eligible Holder must then deliver the Rights Certificate, together with the applicable Subscription Payment, to the Subscription Agent (as defined herein), in the manner and upon the terms set out in this Prospectus. See "Description of Offered Securities – How to Complete the Rights Certificate".

If a Shareholder does not exercise, or sells or otherwise transfers, any of its Rights, then such Shareholder's current percentage ownership in the Company will be diluted as a result of the exercise of Rights by other Shareholders and, if applicable, the purchase of Standby Shares by the Standby Purchasers.

The Company reserves the right to treat as invalid any exercise or purported exercise of any Rights that appears to us to have been exercised, effected, or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if we believe, or if our agents believe, that the same may violate or be inconsistent with the procedures and terms set out in this Prospectus or in breach of the representation and warranty that a holder exercising its Rights is resident in an Eligible Jurisdiction.

Certain legal matters relating to Canadian law in connection with the Rights Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP ("Blakes").

Prospective investors should be aware that the acquisition or disposition of the securities described in this Prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States or elsewhere, depending on each particular prospective investor's specific circumstances. Such consequences may not be described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.

Computershare Investor Services Inc. (the "Subscription Agent"), at its principal office in the city of Toronto (the "Subscription Office"), is the subscription agent for this Rights Offering. See "Description of Offered Securities – Subscription and Transfer Agent".

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a "Participant") in the book based system administered by CDS Clearing and Depository Services Inc. ("CDS"), an Eligible Holder may exercise the Rights that they are entitled to receive by instructing the Participant holding such Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such Participant in accordance with the terms of this Rights Offering. A Subscriber (as defined herein) wishing to subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds its Rights and such request must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, along with payment for the number of Additional Common Shares requested. Any excess funds will be credited to the Subscriber's account with its Participant without interest or deduction. Subscriptions for Common Shares made through a Participant will be irrevocable and Subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Company does not receive funds from the Standby Purchasers or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by Subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege. See "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS".

A Rights Certificate evidencing the number of Rights to which a Shareholder is entitled will be mailed with a copy of this Prospectus to each registered Shareholder as of 5:00 p.m. (Toronto time) on the Record Date whose address of record is in an Eligible Jurisdiction. In order to exercise the Rights represented by the Rights Certificate, an Eligible Holder must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this Prospectus. Subject to statutory withdrawal rights, any exercises of Rights are irrevocable once submitted, unless the Rights Offering is otherwise terminated prior to the Closing Date. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Company does not receive funds from the Standby Purchasers or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by Subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege. See "Description of Offered Securities – Rights Certificate – Common Shares Held in Registered Form".

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If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder's equity ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders and, if applicable, the purchase of Standby Shares by the Standby Purchasers, which dilution may be significant.

This Prospectus qualifies the distribution of the Offered Securities in the Eligible Jurisdictions. The Offered Securities are not being distributed or offered to Shareholders in any Ineligible Jurisdiction and, except under the circumstances described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. This Prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Shareholders with addresses of record in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders until and unless such Ineligible Holder becomes an Approved Eligible Holder. In the event such Ineligible Holders do not become Approved Eligible Holders, the Subscription Agent, for the account of such Ineligible Holder, will, prior to the Expiry Date, attempt to sell the Rights allocable to such Ineligible Holder and evidenced by Rights Certificates in the possession of the Subscription Agent, at such prices and otherwise in such manner as the Subscription Agent may determine in its sole discretion. The Subscription Agent's ability to sell such Rights and the price obtained therefore are dependent on market conditions. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any such Rights or to sell such Rights at a particular price. Any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Company. The Subscription Agent will mail cheques therefor at the addresses of the Ineligible Holders appearing in the records of the Company. Amounts of less than C$10.00 will not be remitted. Shareholders that reside outside of Canada and any persons (including any Participants) that have a contractual or legal obligation to forward this document to a Shareholder resident in an Ineligible Jurisdiction should read the section titled "Description of Offered Securities – Ineligible Holders".

As a condition to the purchase of any Common Shares under the Rights Offering, each Subscriber other than an Approved Eligible Holder will be deemed to have represented and warranted that it is resident in an Eligible Jurisdiction, and this representation and warranty will be relied upon by the Company and the Subscription Agent.

Investments in Rights and the Common Shares underlying such Rights are subject to a number of risks. See "Risk Factors" for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Rights or the Common Shares underlying such Rights.

The Company's head and principal office is located at 1700, 215 – 9th Avenue SW, Calgary, Alberta T2P 1K3. The registered office is c/o 600, 815 – 8th Avenue SW, Calgary, Alberta T2P 3P2.

Table of Contents

 i

Table of Contents (continued)

Page

Common Share Certificates	45
Validity and Rejection of Subscriptions	46
U.S. Registration and Transfer	46
PLAN OF DISTRIBUTION	48
General Offering Restrictions	47
Stock Exchange Approvals	47
RISK FACTORS	47
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	51
Residents of Canada	55
Non-Residents of Canada	55
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	55
Consequences of the Ownership, Disposition, and Lapse of Rights	58
Consequences of the Ownership and Disposition of Common Shares received upon the Exercise of a Right	58
PFIC Considerations	59
Receipt of Foreign Currency	60
Net Investment Income "Medicare" Tax	62
Information Reporting and Backup Withholding	61
INTERESTS OF EXPERTS	61
REGISTRAR AND TRANSFER AGENT AND SUBSCRIPTION AGENT	61
ENFORCEABILITY OF CIVIL LIABILITIES	63
Enforcement by United States Holders	63
exemption	62
STATUTORY AND CONTRACTUAL RIGHTS	64
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	64

 ii

GLOSSARY

In this Prospectus, unless there is something in the subject matter or context inconsistent therewith:

"ABCA" means the Business Corporations Act (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

"Additional Capitalized Interest" has the meaning ascribed to it on page 25.

"Additional Common Shares" has the meaning ascribed to it on page ii.

"Additional Subscription Privilege" has the meaning ascribed to it on page 40.

"AIF" has the meaning ascribed to it on page 7.

"AIMCo" means Alberta Investment Management Corporation.

"Allowable Capital Loss" has the meaning ascribed to it on page 54.

"Approved Eligible Holder" has the meaning ascribed to it on page 12.

"Armco" means Armco Alberta Inc., a corporation continued under the laws of the Territory of the British Virgin Islands.

"ATB Capital Markets" means ATB Capital Markets Inc., the financial advisor to the Special Committee.

"ATB Fairness Opinion" means the fairness opinion of ATB Capital Markets presented to the Special Committee.

"Basic Subscription Privilege" has the meaning ascribed to it on page i.

"BDC" means Business Development Bank of Canada.

"Blakes" means Blake, Cassels & Graydon LLP, the Company's legal counsel.

"Board" means the board of directors of the Company.

"Canadian Securities Authorities" means the securities commissions or similar authorities in each of the provinces and territories of Canada.

"CDS" means CDS Clearing and Depository Services Inc.

"Closing Date" means on or about May 17, 2022.

"Code" has the meaning ascribed to it on page 56.

"Commencement Date" means April 22, 2022.

"Common Shares" means common shares of the Company.

"Common Share Certificates" means certificates representing Common Shares.

"Company" or "Western" means Western Energy Services Corp., a corporation existing under the laws of Alberta.

"Conversion Price" has the meaning ascribed to it on page iii.

"Convertible Securities" has the meaning ascribed to it on page 36.

"Debt Conversion" has the meaning ascribed to it on page iii.

"Debt Restructuring" has the meaning ascribed to in on page iii.

"Debt Restructuring Agreement" means the debt restructuring agreement dated March 21, 2022 made between Western and AIMCo.

"Demand Prospectus" has the meaning ascribed to it on page 34.

"Demand Registration" has the meaning ascribed to it on page 34.

"Eligible Holder" has the meaning ascribed to it on page v.

"Eligible Jurisdictions" has the meaning ascribed to it on page iv.

"Expiry Date" means May 13, 2022.

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date.

"G2S2" means G2S2 Capital Inc., a corporation existing under the laws of Canada.

"HSBC Facility" has the meaning ascribed to it on page 25.

"Holder" has the meaning ascribed to it on page 52.

"IFRS" means International Financial Reporting Standards.

"Ineligible Holder" has the meaning ascribed to it on the cover page.

"Ineligible Jurisdiction" has the meaning ascribed to it on the cover page.

"Initial Proposal" has the meaning ascribed to it on page 25.

"Investor Rights Agreement" means the investor rights agreement to be entered into among Western, AIMCo, G2S2, Armco, Matco and Mr. Mathison as a condition of the Debt Conversion.

"IRS" has the meaning ascribed to it on page 57.

"Matco" means Matco Investments Ltd., a corporation existing under the laws of Alberta.

"MD&A" has the meaning ascribed to it on page 8.

"Medallion Guarantee" means a guarantee obtained from a member of an acceptable Medallion Guarantee Program (STAMP, SEMP or MSP), including banks, financial institutions, credit unions, savings associations and broker-dealers.

"Medallion Signature Guarantee Program" means either STAMP or SEMP.

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

"Non-Electing Holder" has the meaning ascribed to it on page 60.

"Offered Securities" has the meaning ascribed to it on page iv.

"Operating Facility" means the loan facility of Western which consists of a committed operating facility in the amount of $10,000,000.

"Osler" means Osler, Hoskin & Harcourt LLP, legal counsel to the Special Committee.

"Participant" has the meaning ascribed to it on page v.

"Piggyback Registration" has the meaning ascribed to it on page 34.

"Plan" has the meaning ascribed to it on page 56.

"Plan Subscriber" has the meaning ascribed to it on page 56.

"Preferred Shares" means the preferred share in the capital of Western, none of which are currently issued and outstanding.

"Proceeds" has the meaning ascribed to it on the cover page.

"QEF" has the meaning ascribed to it on page 60.

"RDSP" has the meaning ascribed to it on page 56.

"Record Date" means 5:00 p.m. (Toronto time) on April 19, 2022.

"Registered Plan" has the meaning ascribed to it on page 56.

"Registration Rights Agreement" means the registration rights agreement to be entered into by Western and AIMCo as a condition of the Debt Conversion.

"Resident Holder" means a Holder that, at all relevant times for the purposes of the Tax Act, is or is deemed to be resident in Canada.

"Restructuring Transactions" means, collectively, the Rights Offering and the Debt Restructuring.

"RESP" has the meaning ascribed to it on page 56.

"Revolving Facility" means the loan facility of Western with a syndicate of lenders which consists of an extendible revolving credit facility in the amount of $50 million.

"Rights" has the meaning ascribed to it on the cover page.

"Rights Certificate" has the meaning ascribed to it on page i.

"Rights Offering" has the meaning ascribed to it on the cover page.

"RRIF" has the meaning ascribed to it on page 56.

"RRSP" has the meaning ascribed to it on page 56.

"RSU" means the restricted share units of the Company, which grant a right to be settled in cash or equity, subject to their specific terms.

"RSU Plan" means the restricted share unit plan approved by the Company's shareholders on May 9, 2017.

"SEC" has the meaning ascribed to it on page v.

"Second Lien Facility" has the meaning ascribed to it on the cover page.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Senior Credit Facilities" means, collectively, the Revolving Facility and the Operating Facility.

"Senior Notes" has the meaning ascribed on page 24.

"SEMP" means the Stock Exchange Medallion Program.

"Shareholder" means a holder of the Common Shares.

"Signature Guarantee" means a form of guarantee for Form 2 on a Rights Certificate from a major Canadian Schedule I bank that is not a member of a Medallion Guarantee Program. The guarantor must affix a stamp in the space above bearing the actual words "Signature Guaranteed".

"Special Committee" means the committee of independent directors established by the Board to assess whether the Proposal (or an alternative thereto) should proceed.

"STAMP" means the Securities Transfer Agents Medallion Program.

"Standby Commitment" has the meaning ascribed to it on page iii.

"Standby Purchase Agreement" has the meaning ascribed to it on page ii.

"Standby Purchasers" has the meaning ascribed to it on page ii.

"Standby Shares" has the meaning ascribed to it on page iii.

"Stifel FirstEnergy" means Stifel Nicolaus Canada Inc., the financial advisor to AIMCo.

"Stock Option Plan" means the stock option plan of the Company approved by the Company's Shareholders on May 9, 2017.

"Stock Options" means the right to purchase Common Shares pursuant to the Stock Option Plan.

"Subscriber" means an individual subscribing to purchase Common Shares pursuant to the Rights.

"Subscription Agent" means Computershare Investor Services Inc.

"Subscription Payment" means the aggregate Subscription Price paid for the Common Shares acquired upon exercise of a Right.

"Subscription Price" means C$0.016 per Common Share.

"Subsequent Proposal" has the meaning ascribed to it on page 26.

"Supporting Shareholders" has the meaning ascribed to it on page 30.

"Tax Act" has the meaning ascribed to it on page 52.

"Tax Convention" has the meaning ascribed to it on page 57.

"Tax Proposals" has the meaning ascribed to it on page 52.

"Taxable Capital Gain" has the meaning ascribed to it on page 53.

"TFSA" has the meaning ascribed to it on page 56.

"Torys" means Torys LLP, legal counsel to AIMCo.

"Treasury Regulations" means the income tax regulations, including temporary and proposed regulations, promulgated under the Code by the United States Treasury, as such regulations may be amended from time to time.

"Treaty" has the meaning ascribed to it on page 55.

"TSX" means the Toronto Stock Exchange.

"TSX Rules" has the meaning ascribed to it on page 29.

"U.S. GAAP" means United States Generally Accepted Accounting Principles.

"U.S. Holder" has the meaning ascribed to it on page 57.

"U.S. Securities Act" has the meaning ascribed to it on page iv.

"VWAP" means the volume weighted average price of the Common Shares on the TSX for the five-day period ending on the trading day prior to the Commencement Date.

ABOUT THIS PROSPECTUS

In this Prospectus, the "Company", "we", "us" and "our" refer collectively to the Company and its consolidated subsidiaries, unless the context otherwise requires. All references in this Prospectus to "C$" or "$" are to Canadian dollars. All references to "U.S. dollars" are to United States dollars. The Company's financial statements incorporated herein by reference have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company prepares its financial statements in Canadian dollars.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to Canadian Dollars. The Company prepares its annual financial statements, including those incorporated herein by reference, in accordance with IFRS, as issued by the International Accounting Standards Board. As a result, the Company's financial statements may not be comparable to financial statements of United States companies that report in accordance with United

States Generally Accepted Accounting Principles ("U.S. GAAP").

WHERE YOU CAN FIND MORE INFORMATION

We file with the Canadian Securities Authorities material change reports, annual and quarterly reports and other information. You may access our disclosure documents and any reports, statements or other information that we file with the Canadian Securities Authorities through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which may be accessed at www.sedar.com. Documents filed on SEDAR are not incorporated by reference into this Prospectus except as specifically set out herein. See "Documents Incorporated By Reference".

CAUTIONARY STATEMENT WITH REGARD TO FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and information includes, but is not limited to statements with respect to: the anticipated effect of the Restructuring Transactions on the Company, including expectations regarding completion of the Debt Conversion, and the Rights Offering and amendments to the Second Lien Facility and Senior Credit Facilities on the terms set forth herein; the dilution of Holders that do not participate in the Rights Offering, and in any event the dilution to Shareholders pursuant to the Debt Conversion generally; the Company's ability to meet and reduce its debt obligations and fund ongoing operations; the listing of the Rights on the TSX and conduct of the Rights Offering; the size of the Rights Offering and intended use of Proceeds; the anticipated pro forma holdings of AIMCo, Mr. Mathison and the Standby Purchasers after giving effect to the Restructuring Transactions; the ability of the Standby Purchasers to fund the Standby Commitment; the terms of the Investor Rights Agreement and Registration Rights Agreement; the Company's future interest payments; the likelihood of a future share consolidation and composition of the Company's Board following completion of the Debt Restructuring and other events or conditions that may occur in the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "intends", "anticipates", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" "occur".

Forward-looking statements and information are based on certain expectations and assumptions of management as of the date such statements are made in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as Western cannot give any assurance that they will prove to be accurate or correct, as actual results and future events could differ materially from those currently anticipated. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Forward-looking statements and information are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks associated with the potential further deterioration of industry conditions that could negatively affect Western's performance and financial condition; the risk that any of the conditions set forth in the agreements providing for the Debt Restructuring are not satisfied on a timely basis, including receipt of TSX approval on satisfactory conditions, or other termination events under such agreements occur; and Western's inability to meet its obligations under its Second Lien Facility or Senior Credit Facilities such that further financing is not available, as well as those factors discussed herein or referred to in the AIF (as defined herein) and the MD&A (as defined herein) incorporated by reference herein, filed with the securities regulatory authorities in Canada and available at www.sedar.com.

Readers should not place undue reliance on forward-looking statements or information. The Company does not undertake to update any forward-looking statements or information that is incorporated herein, except in accordance with applicable securities laws. Our actual results may differ materially from those in the forward-looking statements due to a number of risks and factors, some of which include:

•	inability to close the Rights Offering and Debt Conversion resulting in AIMCo taking all steps it deems advisable, including, without limitation, demanding payment of the Second Lien Facility (when due) and enforcing any and all remedies available;

•	inability to finance capital expenditures;

•	general economic and business conditions, including risks associated with the potential further deterioration of industry conditions that could affect Western's performance and financial condition;

•	actions by government authorities, including changes in government regulation; and

•	our ability to execute prospective business plans.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Except as required by law, we are not under any obligation, to publicly update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully review the cautionary statements and risk factors contained in this Prospectus and other documents that we file from time to time with the Canadian Securities Authorities and the which are incorporated by reference herein.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and the "Risk Factors" section of this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the Canadian Securities Authorities. You should read this Prospectus along with the documents incorporated by reference herein. The Company has not authorized anyone to provide you with different or additional information and we take no responsibility for other information others may give you. We are not making an offer of Offered Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in this Prospectus, any marketing materials or the documents incorporated by reference herein is accurate as of any date other than their respective dates.

Information that is incorporated by reference is an important part of this Prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian Securities Authorities under applicable Canadian securities laws.

The following documents are specifically incorporated by reference in and form an integral part of this Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2021, dated March 24, 2022 (the "AIF") and filed on SEDAR on March 24, 2022;

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditor's report thereon and filed on SEDAR on March 24, 2022;

(c)	management's discussion and analysis of the Company for the years ended December 31, 2021 and 2020 and filed on SEDAR on March 24, 2022 (the "MD&A");

(d)	the material change report of the Company dated March 31, 2022 with respect to the announcement of the Debt Restructuring and transactions related thereto; and

(e)	the management information circular dated March 15, 2021 filed on SEDAR on March 31, 2021 prepared in connection with the Company's annual meeting of Shareholders held on April 27, 2021.

Any document of the types referred to above (excluding confidential material change reports) filed by us with a securities commission or similar securities regulatory authority in Canada after the date of this Prospectus and prior to the closing or the withdrawal of the Rights Offering hereunder, and any other document required to be incorporated by reference pursuant to Item 11.1 of Form 44-101F1 – Short Form Prospectus, will be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

We will furnish without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this Prospectus but not delivered with this Prospectus (except exhibits, unless they are specifically incorporated by reference into this Prospectus). Copies of the documents incorporated by reference into this Prospectus may be obtained on request without charge from the Company's Corporate Secretary by emailing ir@wesc.ca or through the Internet on SEDAR which can be accessed at www.sedar.com.

SUMMARY

The following is a summary of the principal features of the Rights Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in or incorporated by reference in this Prospectus.

Issuer:	Western Energy Services Corp.
The Rights Offering:

91,788,008 Rights to subscribe for an aggregate of 1,968,750,000 Common Shares. Additional Rights will be issued, and Additional Common Shares will become issuable pursuant to the exercise of such Rights, if the number of Common Shares outstanding on the Record Date is greater than the number of Common Shares outstanding on the date of this Prospectus.

Each Shareholder on the Record Date will receive one Right for each Common Share held. Each Right entitles an Eligible Holder to subscribe for 21.4488803374 Common Shares at the Subscription Price.

The Rights Offering is not subject to any minimum subscription level.

Eligible Jurisdictions	All provinces of Canada and the United States. Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit the Company to offer Rights and/or Common Shares in such states, or to certain persons in those states, or may otherwise limit the Company's ability to do so, and as a result the Company will treat those states as Ineligible Jurisdictions under the Rights Offering. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so.
Record Date:	April 19, 2022 as at 5:00 p.m. (Toronto time).
Commencement Date:	April 22, 2022.
Expiry Date:	May 13, 2022.
Expiry Time:	5:00 p.m. (Toronto time) on the Expiry Date. Rights not validly exercised and received, with subscription funds, by the Subscription Agent before the Expiry Time on the Expiry Date will be void and have no value and will no longer be exercisable for any Common Shares.
Subscription Price:	C$0.016 per Common Share.
Proceeds:	$31,500,000.

Standby Commitment

In connection with the Restructuring Transactions and as a condition of the Debt Restructuring, the Company, the Standby Purchasers and Mr. Mathison have entered into the Standby Purchase Agreement pursuant to which each of G2S2, Matco and Mr. Mathison, have agreed to exercise their Basic Subscription Privilege in full and the Standby Purchasers have agreed to purchase the Standby Shares.

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder's equity ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders and, if applicable, the purchase of Standby Shares by the Standby Purchasers, which dilution may be significant. Even if they exercise their Basic Subscription Privilege in full, the shareholding percentage of the Company's Shareholders (other than AIMCo) will be significantly reduced upon the completion of the issuance of additional Common Shares to AIMCo pursuant to the Debt Conversion.

In the event that none of the holders of Rights other than the Standby Purchasers and Mr. Mathison exercises Rights and all of the Common Shares issuable upon the exercise of such Rights are purchased by the Standby Purchasers pursuant to the Standby Commitment, the Standby Purchasers and Mr. Mathison would acquire an aggregate of 1,968,750,000 Common Shares and, following the completion of the Rights Offering and the Standby Commitment, G2S2 (together with Common Shares held by Armco) would beneficially own 1,117,529,500 Common Shares representing approximately 27.52% of the then outstanding Common Shares and Matco (together with Common Shares held by Mr. Mathison personally) would beneficially own 892,421,504 Common Shares representing approximately 21.98% of the then outstanding Common Shares. The Standby Purchasers are not entitled to any fee in connection with the Standby Commitment.

See "Standby Commitment", "Debt Restructuring" and "Risk Factors".

Rationale for Rights Offering:

The Company's decision to undertake the Rights Offering, concurrently with the Debt Restructuring, is the result of extensive analysis, discussions and negotiations by and among representatives of the Company, the Special Committee, AIMCo, the Standby Purchasers and their respective advisors to address the Company's overall indebtedness.

After consultation with its independent legal counsel and financial advisors, including analysis of potential alternatives and having regard to the impact of the Restructuring Transactions on Shareholders, the Special Committee recommended to the Board that the Company pursue the Restructuring Transactions to significantly address the Company's debt burden and provide an influx of working capital. As a result, the Restructuring Transactions are expected to result in, among other things, (i) $10,000,000 of principal under the Second Lien Facility being repaid from the Proceeds of the Rights Offering; (ii) an additional $100,000,000 of principal under the Second Lien Facility being converted into Common Shares at the Conversion Price; (iii) amendments to the Second Lien Facility; and (iv) additional Proceeds being available for working capital.

The Special Committee and the Board believe that the recapitalization of the Company is in the best interest of the Company and its minority shareholders because it: (i) provides the minority shareholders with the right, but not the obligation, to participate pro-rata in the Rights Offering; (ii) will significantly address the Company's ability to meet and reduce its debt obligations; and (iii) will concurrently provide additional funding for on-going operations. The Special Committee also believes that it is necessary to address the debt owed to AIMCo now given the upcoming maturity of the Second Lien Facility in light of the very limited prospect that the Second Lien Facility could be repaid or refinanced by a third party on or prior to the January 31, 2023 maturity date.

See "Background and Purpose of the Rights Offering – Rationale for the Rights Offering", "Use of Proceeds" and "Debt Restructuring"

Use of Proceeds:

After giving effect to the Standby Commitment, the Proceeds from the Rights Offering will be $31,500,000.

The Company anticipates that immediately prior to the completion of the Rights Offering, which is expected to be on or about May 13, 2022, the amount of debt due to AIMCo under the Second Lien Facility will be approximately $218,500,000. The Company will use $10,000,000 of the Proceeds from the Rights Offering to partially repay the Second Lien Facility. Immediately upon completion of the Rights Offering and, if necessary, the Standby Commitment and satisfaction of the other conditions under the Debt Restructuring Agreement, AIMCo has agreed to accept C$100,000,000 in Common Shares issued from treasury at the Conversion Price of $0.05 per Common Share to settle a further portion of debt thereunder (as described in Debt Restructuring below).

Payment of an aggregate of $110,000,000 of principal to AIMCo will be in the form of a combination of (i) partial payment of Proceeds received by the Company pursuant to the exercise of Rights by non-AIMCo Shareholders; and (ii) the Debt Conversion. Approximately $108,500,000 of the Second Lien Facility is expected to remain outstanding following the Debt Restructuring. See "Use of Proceeds".

Basic Subscription Privilege:

Each Right entitles an Eligible Holder to subscribe for 21.4488803374 Common Shares from the Commencement Date until the Expiry Time, upon payment of the Subscription Price. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares. The Company will not issue fractional Common Shares or pay cash in lieu thereof. Holders of Rights may only exercise Rights in respect of the full number of Common Shares issuable under each Right; it is not possible to exercise any Right in part, nor to acquire a lesser number of Common Shares than the full 21.4488803374 Common Shares to which each Right is entitled. Since no fractional Common Shares will be issued, the exercise of a single Right would therefore result in the issuance of 21 Common Shares and require payment of $0.34 per Right. Nonetheless, a subscriber is not obligated to exercise all of its Rights. See "Description of Offered Securities – Basic Subscription Privilege".

Additional Subscription Privilege:	Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to the Additional Subscription Privilege, which allows them to subscribe pro rata for Additional Common Shares, if any, to the extent such Additional Common Shares are available and not otherwise purchased pursuant to the Basic Subscription Privilege. See "Description of Offered Securities – Additional Subscription Privilege".

Exercise of Rights by Eligible Holders:

For all Shareholders whose Common Shares are held in registered form with an address of record in an Eligible Jurisdiction, a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date will be mailed with a copy of this Prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "Description of Offered Securities – How to Complete the Rights Certificate".

For Common Shares held through a Participant in the book based system administered by CDS, an Eligible Holder may exercise the Rights issued in respect of such Common Shares (under either the Basic Subscription Privilege or the Additional Subscription Privilege) by: (a) instructing the Participant holding such Rights to exercise all or a specified number of such Rights pursuant to the Basic Subscription Privilege, and if desired by such holder, pursuant to the Additional Subscription Privilege; and (b) forwarding to such Participant the Subscription Price for each Common Share that such holder wishes to subscribe for in accordance with the terms of this Rights Offering.

Holders that wish to exercise Rights issued in respect of Common Shares held through a Participant should contact such Participant to determine how Rights may be exercised. The entire Subscription Price for any Common Shares purchased under the Basic Subscription Privilege or Additional Subscription Privilege must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, Subscribers must provide the Participant holding their Rights with instructions and the required payment sufficiently in advance of the Expiry Date to permit proper exercise of their Rights. Participants will have an earlier deadline for receipt of instructions and payment. See "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS".

Subject to statutory withdrawal rights, subscriptions for Common Shares will be irrevocable and Subscribers will be unable to withdraw their subscriptions once submitted.

If the Subscription Price delivered is greater than the amount you owe for your subscription, the Subscription Agent will return the excess amount to you by mail, without interest or deduction, promptly after the closing of the Rights Offering, which is anticipated to occur on or about May 17, 2022. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Company does not receive funds from the Standby Purchasers or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by Subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege. See "Statutory and Contractual Rights". See "Description of Offered Securities – Basic Subscription Privilege" and "Description of Offered Securities – Additional Subscription Privilege".

Shareholders in Ineligible Jurisdictions:	This Rights and Common Shares under the Rights Offering are only being qualified for distribution in the Eligible Jurisdictions. No subscription under the Basic Subscription Privilege nor the Additional Subscription Privilege will be accepted from any person, or such person's agent, who appears to be, or who the Company has reason to believe is, an Ineligible Holder, except that the Company may accept subscriptions in certain circumstances from persons in such jurisdictions if the Company determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each, an "Approved Eligible Holder"). No Rights Certificates will be mailed to Ineligible Holders and Ineligible Holders will not be permitted to exercise their Rights unless and until they become Approved Eligible Holders. Holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 5:00 p.m. (Toronto time) on May 6, 2022 in order to provide the beneficial holders outside the Eligible Jurisdictions an opportunity to claim the Rights Certificate by satisfying the Company that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion. See "Description of Offered Securities – Ineligible Holders".

Deemed Representation and Warranty:

As a condition to the purchase of any Common Shares under the Rights Offering, each Subscriber (other than an Approved Eligible Holder) will be deemed to have represented and warranted that it is resident in an Eligible Jurisdiction, and this representation and warranty will be relied upon by us and the Subscription Agent.

We reserve the right to treat as invalid any exercise or purported exercise of any Rights that appear to us to have been exercised, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if we believe, or if our agents believe, that the same may violate or be inconsistent with the procedures and terms set out in this Prospectus or in breach of the representation and warranty that a holder exercising its Rights is resident in an Eligible Jurisdiction, as described herein. See "Description of Offered Securities – Validity and Rejection of Subscriptions".

Intention of Insiders and Others to Exercise Rights:

Pursuant to the terms of the Standby Purchase Agreement, G2S2 (or Armco on its behalf), Matco and Mr. Mathison, who are each currently insiders of the Company, intend to exercise their respective Basic Subscription Privilege in full, in addition to the Standby Purchasers exercising their Standby Commitment if required.

The Company expects that the Chief Executive Officer and Chief Financial Officer will exercise all or a portion of their respective Basic Subscription Privilege. In connection therewith, the Company has agreed to provide a loan to each of Messrs. MacAusland and Bowers which would match the amount of funds contributed personally by each of them, to a maximum amount equal to half of each of their pro rata share in the Rights Offering. The loans will be payable five years after their effective date, will bear interest at a variable rate which is higher than the lowest marginal borrowing rate available to the Company under its indebtedness, and will be payable monthly. The loans will be secured by a lien on all of the Common Shares subscribed for by each of them under the Rights Offering, including shares purchased with the respective officer's own funds. The Company will fund the amount of the loan from the Company's cash on hand.

AIMCo, which is a current insider of the Company holding approximately 19.17% of the Common Shares, has agreed, pursuant to the terms of the Debt Restructuring Agreement, not to exercise any of its Rights in the Rights Offering.

See "Intention of Insiders and Others to Exercise Rights" and "Standby Purchase Agreement".

Listing:	The Common Shares are listed on the TSX under the symbol "WRG" and will commence trading "Ex Rights" on April 18, 2022. The Rights will be listed for trading on the TSX under the symbol "WRG.RT" and will cease trading at 12:00 p.m. (Toronto time) on the Expiry Date. During the Rights Offering, the Common Shares will continue to trade on the TSX under the symbol "WRG". See "Plan of Distribution".
Subscription Agent:	Computershare Investor Services Inc., in its role as Subscription Agent, has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights, to act as depositary and to perform certain services relating to the exercise and transfer of Rights. The Subscription Agent, may be reached at 1-800-564-6253 or by email at corporateactions@computershare.com.

Debt Restructuring:

Completion of the Rights Offering and, if necessary, the Standby Commitment is a condition to completion of the Debt Restructuring. Under the terms of the Debt Restructuring Agreement, immediately upon completion of the Rights Offering and, if necessary, the Standby Commitment and satisfaction of the other conditions under the Debt Restructuring Agreement, the Company will complete the Debt Restructuring with AIMCo to significantly reduce the Company's debt burden. The Debt Conversion will result in the issuance to AIMCo of 2,000,000,000 Common Shares. Accordingly, AIMCo is expected to beneficially own 2,017,600,000 Common Shares, representing approximately 49.7% of the Company's Common Shares following completion of the Restructuring Transactions. As a result, the Restructuring Transactions will materially alter the control of the Company given that AIMCo is expected to become a control person of the Company. See "Use of Proceeds" and "Debt Restructuring".

Concurrently with the Debt Restructuring Agreement, the Company entered into a commitment letter with certain of the lenders under its Senior Credit Facilities pursuant to which such lenders have agreed to consent to the Debt Conversion and the amendments to the Second Lien Facility, and to amend the terms of the Senior Credit Facilities to, among other things, reduce the amount available under the Senior Credit Facilities from $60 million to $45 million and to extend the maturity date of the Senior Credit Facilities from July 1, 2022 to the third anniversary of the Debt Conversion. Completion of the amendments to the Senior Credit Facilities is a condition to completion of the Debt Conversion.

See "Use of Proceeds". See "Debt Restructuring".

Investor Rights Agreement:	In connection with the Restructuring Transactions, and pursuant to the Debt Restructuring Agreement, the Company, AIMCo, the Standby Purchasers and Mr. Mathison will enter into the Investor Rights Agreement pursuant to which AIMCo will be granted representation on the Board through the ability to nominate two directors, and the Standby Purchasers and Mr. Mathison will agree not to vote against or withhold votes from the AIMCo nominees, in each case provided that AIMCo beneficially owns or controls at least 30% of the outstanding Common Shares. See "Investor Rights Agreement" for more details.
Registration Rights Agreement	In addition, pursuant to the Debt Restructuring Agreement, the Company and AIMCo will enter into the Registration Rights Agreement, pursuant to which AIMCo will be granted demand and piggyback distribution rights whereby the Company agrees to facilitate the resale of Common Shares by AIMCo by way of prospectus offering, subject to the restrictions and limitations set forth therein. See "Registration Rights Agreement" for more details.
Risk Factors:	The exercise of Rights and an investment in Common Shares are subject to a number of risk factors. See "Risk Factors" for more details.
United States Transfer Restrictions	The Rights may be transferred or resold only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the TSX. See "Description of Offered Securities – U.S. Registration and Transfer".

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are common questions the Company anticipates about the Rights Offering and explanatory answers. The questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you have about the Rights Offering. This Prospectus and the documents incorporated by reference in this Prospectus contain more detailed descriptions of the terms and conditions of the Rights Offering and provide additional information about the Company and its business, including potential risks related to our business, the Rights Offering and the Offered Securities. The questions and answers are qualified in their entirety by the more detailed information appearing elsewhere in this Prospectus, which investors should read before making an investment decision.

Why have I received this material?

The purpose of these materials is to provide you with detailed information about your rights and obligations in respect of the Rights Offering. This prospectus should be read in conjunction with the Rights offering notice that is being sent to you concurrently. These materials are important and require your attention. Shareholders are required to make an important decision regarding whether to exercise their Rights to purchase additional Common Shares of the Company.

What is the Rights Offering?

The Company is issuing to Shareholders as of 5:00 p.m. (Toronto time) on the Record Date, at no charge, one Right for each Common Share held by such Shareholder on the Record Date. This is the Basic Subscription Privilege. See "Plan of Distribution".

Why is the Company engaging in the Rights Offering?

The Company's decision to undertake the Rights Offering is the result of analysis, discussions and negotiations by and among representatives of the Company, the Special Committee, the Board, AIMCo, the Standby Purchasers and their respective advisors to address the Company's overall indebtedness. Completion of the Rights Offering is a condition to completion of the Debt Restructuring. See "Background and Purpose of the Rights Offering – Rationale for the Rights Offering" and "Use of Proceeds".

How much debt is owed to AIMCo?

The Company anticipates that immediately prior to the completion of the Rights Offering, which is expected to be on or about May 17, 2022, the aggregate amount due to AIMCo by the Company under the Second Lien Facility will be approximately $218,500,000, inclusive of principal and interest. The Company will use $10,000,000 of the Proceeds from the Rights Offering to partially repay the Second Lien Facility. On closing of the Rights Offering and, if necessary, the Standby Commitment and satisfaction of the other conditions under the Debt Restructuring Agreement, AIMCo has agreed, pursuant to the Debt Conversion, to accept 2,000,000,000 Common Shares issued from treasury at the Conversion Price per Common Share to settle an additional $100,000,000 of principal under the Second Lien Facility, with approximately $108,500,000 of the Second Lien Facility expected to remain outstanding. Concurrently, the Company and AIMCo have agreed to amend the terms of the Second Lien Facility, including extending its maturity date and increasing the interest rate. See "Use of Proceeds" and "Debt Restructuring".

What is being Offered?

Each Right entitles an Eligible Holder to subscribe for 21.4488803374 Common Shares pursuant to the Basic Subscription Privilege at the Subscription Price (being C$0.016 per Common Share) upon delivery of the required documents and payment of the Subscription Price, and to also subscribe for Additional Common Shares at the Subscription Price pursuant to the Additional Subscription Privilege, provided such holder's Basic Subscription Privilege is fully exercised. The Rights will be evidenced by Rights Certificates, and such certificates will be mailed to all registered Shareholders that reside in any Eligible Jurisdiction. The Subscription Agent will hold any remaining Rights Certificates as agent for the benefit of all registered Shareholders that reside in an Ineligible Jurisdiction.

Will Fractional Common Shares be issued?

No. Where the exercise of Rights would otherwise entitle a Subscriber to receive fractional Common Shares, the Subscriber's entitlement will be reduced to the next lowest whole number of Common Shares. The Company will not issue fractional Common Shares or pay cash in lieu thereof. Subscriptions for Common Shares will be irrevocable, subject to Canadian statutory withdrawal rights that arise in certain limited circumstances, such as the filing of an amendment to this Prospectus, and Subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. See "Statutory and Contractual Rights".

Is the completion of the Rights Offering guaranteed?

The Rights will be eligible for exercise following the Commencement Date. Up until the date on which the Rights are listed on the TSX, if the Standby Purchase Agreement is terminated, the application for listing of the Rights will be withdrawn. If the Rights Offering is terminated, including because the Company does not receive funds from the Standby Purchasers or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by Subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege.

What is the Basic Subscription Privilege?

The Basic Subscription Privilege entitles each Eligible Holder to maintain, through the full exercise of Rights issued to such holder, such holder's current proportionate equity interest in the Company. See "Description of Offered Securities – Basic Subscription Privilege" for a description of how to exercise the Basic Subscription Privilege.

What is the Additional Subscription Privilege?

We do not anticipate that all Rights will be exercised pursuant to the Basic Subscription Privilege. By extending the Additional Subscription Privilege, we are providing those holders that exercise their Basic Subscription Privilege in full with the opportunity to purchase additional Common Shares that are not otherwise subscribed for by virtue of other holders of Rights not exercising their Basic Subscription Privilege in full. The maximum number of Additional Common Shares a Shareholder can subscribe for pursuant to its Additional Subscription Privilege is limited to the Shareholder's pro rata share of the total amount of Additional Common Shares available for additional subscription. If you subscribe for a greater number of Common Shares than the pro rata available to you, you will be allocated such lesser number of Additional Common Shares and any excess subscription funds will be returned to you. See "Description of Offered Securities – Additional Subscription Privilege" for a description of how to exercise the Additional Subscription Privilege.

Am I required to exercise any or all of the Rights I receive in the Rights Offering?

No. You may choose to exercise any number of the Rights you are issued, or you may choose not to exercise any of your Rights. If you do not exercise any of your Rights prior to the Expiry Time, such Rights will be void and of no value and will no longer be exercisable for Common Shares. You should be aware that your proportionate ownership interest in the Company will be diluted to the extent that you do not exercise your Rights and others exercise their Rights and the Standby Commitment is completed, which dilution may be significant. See "Risk Factors – Shareholders may suffer significant dilution in connection with the Rights Offering". To the extent that you do not wish to exercise all of your Rights, you may elect to sell and dispose of your unexercised Rights prior to the Expiry Time by completing Form 3 on the Rights Certificate. See "Description of Offered Securities – Sale or Transfer of Rights".

As a registered Shareholder, how do I exercise my Rights? What forms and payment are required to purchase the Common Shares?

If you are a registered Shareholder who is an Eligible Holder and you wish to purchase Common Shares by exercising your Rights, you must take the following steps:

•	deliver a properly completed Rights Certificate (with a completed Form 1 to exercise the Basic Subscription Privilege and, if desired, a completed Form 2 to exercise the Additional Subscription Privilege) to the Subscription Agent before the Expiry Time; and

•	deliver payment to the Subscription Agent using the methods outlined in this Prospectus. See "Description of Offered Securities – How to Complete the Rights Certificate".

If you do not indicate the number of Rights being exercised, or do not forward the full amount of funds for the number of Common Shares issuable pursuant to the Rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of Rights that may be exercised with the funds you delivered to the Subscription Agent. If the amount of funds delivered is greater than the amount you owe for your subscription, the Subscription Agent will return the excess amount to you by mail, without interest or deduction, promptly after the Closing Date, which is anticipated to occur on or about May 17, 2022.

What should I do if I receive a Rights Certificate and want to exercise some of my Rights now while retaining the ability to exercise more of my Rights at a later point in time but before the Expiry Time?

If you want to exercise some but not all of the Rights represented by a Rights Certificate and retain the ability to exercise the balance of the unexercised Rights represented by a Rights Certificate, you must first complete and submit to the Subscription Agent Form 4 on the Rights Certificate in order to divide the Rights and be issued two separate Right Certificates: one certificate representing the number of Rights that you wish to exercise in the first instance (which should then be completed and delivered to the Subscription Agent), and a second certificate representing the balance of unexercised Rights available for future exercise prior to the Expiry Time. Alternatively, you may elect to dispose of the balance of the unexercised Rights prior to the Expiry Time by completing Form 3 on the Rights Certificate. See "Description of Offered Securities – Sale or Transfer of Rights".

Is there a minimum subscription level in order for the Rights Offering to be completed?

No. The Rights Offering is not subject to any minimum subscription level.

What happens if the Rights Offering is not fully subscribed?

Under the Standby Commitment, the Standby Purchasers have agreed, subject to certain terms, conditions and limitations, to backstop the Rights Offering and purchase the Standby Shares to the extent any Rights are not exercised pursuant to the Basic Subscription Privilege and Additional Subscription Privilege. See "Standby Commitment" and "Risk Factors – The Standby Purchase Agreement may be terminated under certain circumstances".

What will happen to my current Common Shares if I do not participate in the Rights Offering?

If you do not exercise all of your Rights pursuant to the Basic Subscription Privilege, your equity ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders and, if applicable, the purchase of Standby Shares by the Standby Purchasers, which dilution may be significant.

How soon must I act to exercise my Rights?

The Rights may be exercised from the Commencement Date until the Expiry Time. If you elect to exercise any Rights, the Subscription Agent must receive all required documents and payments from you or your broker or nominee. See "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS" and "Description of Offered Securities – Rights Certificate – Common Shares Held in Registered Form".

When will I receive my Rights Certificate?

As soon as practicable following the Record Date, the Company will mail or cause to be mailed to each registered Shareholder that resides in any of the Eligible Jurisdictions a Rights Certificate evidencing the number of Rights issued to the holder thereof, together with a copy of this Prospectus. For registered Shareholders that reside in an Ineligible Jurisdiction, the Company will mail or cause to be mailed to them a copy of this Prospectus together with a letter advising them that their Rights Certificates will be held by the Subscription Agent as agent for the benefit of all such registered Shareholders.

If you hold your Common Shares through a securities broker or dealer, bank, trust company, custodian or other intermediary, you will not receive a Rights Certificate directly from the Company. Instead, as described in this Prospectus, if you wish to exercise your Basic Subscription Privilege or Additional Subscription Privilege you must contact such Participant for instructions on how to participate in the Rights Offering. See "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS".

Will I be able to exercise my Rights if I live in an Ineligible Jurisdiction?

Exercises of Rights will only be accepted from holders of Rights resident in an Eligible Jurisdiction, unless the Company determines that the subscription by a holder of Rights in an Ineligible Jurisdiction is lawfully made by an Approved Eligible Holder in compliance with all securities and other laws applicable in the Ineligible Jurisdiction where such holder is resident. Registered Shareholders that wish to be recognized as Approved Eligible Holders must contact the Subscription Agent at the earliest possible time, but in any event prior to 5:00 p.m. (Toronto time) on May 6, 2022, in order to satisfy the Company that such holders are Approved Eligible Holders. From and after 9:00 a.m. (Toronto time) on May 9, 2022, the Subscription Agent will attempt to sell the Rights of registered Ineligible Holders that have not demonstrated that they are Approved Eligible Holders, on such date or dates and at such price or prices and in such markets as the Subscription Agent determines in its sole discretion. No charge will be made for the sale of Rights on behalf of Ineligible Holders by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of, or incurred by, the Subscription Agent in connection with the sale of the Rights. The Subscription Agent will, after deducting any applicable withholding taxes and brokerage commission expenses incurred by the Subscription Agent, distribute all proceeds to the registered Ineligible Holders on a pro rata basis based on the proportionate number of Rights held by each of them.

Which jurisdictions are Eligible Jurisdictions?

Each of the provinces of Canada and the United States are Eligible Jurisdictions. Any jurisdiction that is not an Eligible Jurisdiction is an Ineligible Jurisdiction.

May I sell or transfer my Rights?

Eligible Holders that do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of the holder. In addition, registered Shareholders may transfer their Rights through the Subscription Agent using Form 3 as described in this Prospectus. See "Description of Offered Securities – Sale or Transfer of Rights". Eligible Holders may elect to exercise only some of their Rights and dispose of the remainder of them. See "Description of Offered Securities – Sale or Transfer of Rights".

What should I do if I want to participate in the Rights Offering, but my Common Shares are held in the name of a Participant?

If you hold your Common Shares in the name of a Participant, such as a securities broker or dealer, bank, trust company, custodian or other intermediary, then such Participant is the registered holder of the Common Shares you own. The Participant must exercise Rights on your behalf.

If you wish to purchase Common Shares issuable upon exercise of your beneficial Rights, please promptly contact your Participant. Any form required by your Participant to exercise the Rights, together with the required amount of funds must be completed and returned to your Participant. Please contact your Participant if you do not receive such a form, but you believe you are entitled to participate in the Rights Offering. We are not responsible if you do not receive the form from your Participant or if you receive it without sufficient time to respond. See "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS".

When will I receive my Common Shares?

If you are a registered Eligible Holder and you exercise your Rights and subscribe for any Common Shares pursuant to the Rights Offering, we will deliver your Common Shares to you as soon as practicable after the Closing Date. We expect that such Common Shares will generally be delivered within three business days following the Closing Date. If your Common Shares are held through a Participant, the Common Shares purchased pursuant to the Rights Offering will also be held through your Participant. Please contact your Participant or other financial intermediary to determine when Common Shares purchased in the Rights Offering will be allocated to your account. See "Description of Offered Securities – Common Share Certificates".

Are there risks associated with exercising my Rights?

Yes. The exercise of your Rights involves risks. Exercising your Rights means buying additional Common Shares and should be considered as carefully as you would consider any other equity investment.

You should carefully read the section titled "Risk Factors" in this Prospectus, and all of the other information included in and incorporated by reference in this Prospectus, in its entirety before you decide whether to exercise your Rights.

If the Rights Offering is not completed, will my funds be returned to me?

Yes. The Subscription Agent will hold all funds it receives in a segregated bank account for the benefit of Subscribers until completion of the Rights Offering. If the Rights Offering is not completed for any reason, all funds received by the Subscription Agent, whether pursuant to the Basic Subscription Privilege or Additional Subscription Privilege, will be returned promptly, without interest or deduction.

Will the Rights trade on a stock exchange?

The Common Shares are listed on the TSX under the symbol "WRG" and will commence trading “Ex Rights” on April 18, 2022. The Rights will be listed for trading on the TSX on April 18, 2022 under the symbol "WRG.RT" and will cease trading at 12:00 p.m. (Toronto time) on the Expiry Date. See "Plan of Distribution".

During the Rights Offering, the Common Shares will continue to trade on the TSX under the symbol "WRG".

What will happen to my Rights after the Expiry Date?

Rights that are not exercised before the Expiry Time on the Expiry Date will be void and of no value.

Will insiders be participating?

Yes. G2S2, Matco and Mr. Mathison are currently insiders of the Company. G2S2 and Matco, as well as Mr. Mathison who is a director of the Company, have agreed, subject to certain terms, conditions and limitations set out in the Standby Purchase Agreement, to exercise their Basic Subscription Privilege in full and the Standby Purchasers have agreed to provide the Standby Commitment, whereby they will purchase the Standby Shares to the extent any Rights are not exercised pursuant to the Basic Subscription Privilege and Additional Subscription Privilege. The Standby Purchasers will not receive any fees in connection with their Standby Commitment.

Pursuant to the Debt Restructuring Agreement, AIMCo has agreed not to exercise any of its Rights in the Rights Offering.

In addition, certain directors and officers have indicated that they will participate in the Rights Offering. Insiders may determine to exercise their respective Additional Subscription Privilege. See "Intention of Insiders and Others to Exercise Rights" and "Standby Commitment".

Purchaser	Current Shareholdings	Number of Common Shares Held Following Rights Offering and Debt Conversion
		Minimum(1)	Maximum(2)
G2S2	22,904,500 24.95%(3)	514,180,380 12.66%(4)	514,180,380 12.66%(4)
Armco	Nil	Nil	603,349,120 14.86%(4)
Matco	9,992,840 10.89%(3)	224,328,069 5.52%(4)	706,013,545 17.39%(4)
Ronald P. Mathison	8,303,664 9.05%(3)	186,407,959 4.59%(4)	186,407,959 4.59%(4)
Total	41,201,004 44.89%(3)	924,916,408 22.78%(4)	2,009,951,104 49.50%(4)

Notes:

(1)	Assumes each Shareholder entitled to participate will exercise their Basic Subscription Privilege only and not exercise the Additional Subscription Privilege or be required to acquire any Standby Shares.

(2)	Assumes each Standby Purchaser will acquire their full pro rata portion of Standby Shares under the Rights Offering if no other holders of Rights exercise their Basic Subscription Privilege, in addition to exercising their Basic Subscription Privilege.

(3)	Percentages indicate percentage of Common Shares held based on 91,788,008 issued and outstanding Common Shares as at April 8, 2022.

(4)	Percentages indicate percentage of Common Shares held based on 4,060,538,008 Common Shares expected to be issued and outstanding following completion of the Rights Offering and Debt Conversion.

Has the Company confirmed the Standby Purchasers have the financial ability to carry out the Standby Commitment?

Yes. We have confirmed that each of the Standby Purchasers has the financial ability to carry out the Standby Commitment.

How many Common Shares will be outstanding after the Rights Offering?

91,788,008 Common Shares are outstanding as of the date of this Prospectus. We expect 4,060,538,008 Common Shares will be issued and outstanding upon completion of the Rights Offering and the Debt Restructuring, which assumes that (i) the Rights Offering is fully subscribed or that the Standby Commitment is fulfilled, and (ii) the number of Common Shares on the Record Date will not have changed since the date of this Prospectus. See "Consolidated Capitalization". Additional Rights will be issued, and additional Common Shares will become issuable pursuant to the exercise of such Rights, if the number of Common Shares outstanding on the Record Date is greater than the number of Common Shares outstanding on the date of this Prospectus.

What fees or charges will I have to pay if I exercise Rights to purchase Common Shares?

Apart from the amount payable in connection with the exercise of your Rights, neither the Company nor the Subscription Agent is charging you any fee or sales commission to issue Rights to you or to issue Common Shares upon the exercise of such Rights. Notwithstanding the foregoing, payment of any service charge, commission or other fee payable (including those of brokers) in connection with the issuance, purchase, sale or transfer of Rights (other than the fees for the services to be performed by the Subscription Agent described herein) will be the responsibility of the Subscriber. See "Description of Offered Securities – Fees Payable by Subscribers".

What are the Canadian or United States federal income tax consequences of receiving or exercising Rights?

You should consult your tax advisor as to the particular consequences to you of the Rights Offering. A summary of certain material Canadian or United States federal income tax consequences of receiving or exercising the Rights is contained in the sections of this Prospectus titled "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations ", respectively.

To whom should I send my forms and payment?

If you are a registered Eligible Holder, then you should send your properly completed Rights Certificate and subscription funds to the Subscription Agent by hand delivery, mail or courier service as follows:

Computershare Investor Services Inc.

By Hand or Courier to:

8th Floor, 100 University Ave.

Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

By Mail to:

P.O. Box 7021

31 Adelaide St. E.

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

The method used to deliver a completed Rights Certificate and subscription funds is at the option and risk of the Subscriber, and delivery will be deemed effective only when such certificate and payment are actually received by the Subscription Agent. Delivery by hand, or registered mail or courier service with return receipt requested and which is properly insured, allowing sufficient time to ensure timely delivery, is recommended.

If your Common Shares are held in the name of a Participant, then you should contact your Participant promptly for instructions and complete your subscription in accordance with the instructions you receive from them.

What will happen after the Rights Offering?

Completion of the Rights Offering and, if necessary, the Standby Commitment is a condition to the completion of the Debt Restructuring. Once the Rights Offering is completed, the Company will immediately use a portion of the proceeds to repay $10,000,000 in principal under the Second Lien Facility and, subject to satisfaction of the other conditions in the Debt Restructuring Agreement, issue 2,000,000,000 Common Shares to AIMCo pursuant to the Debt Conversion.

Whom should I contact if I have other questions?

If you have any questions about exercising your Rights, you should contact the Subscription Agent, Computershare Investor Services Inc., at 1-800-564-6253 or by email at corporateactions@computershare.com. For a more complete description of the Rights Offering, see "Description of Offered Securities".

OTHER INFORMATION FOR SHAREHOLDERS

As reflected in this Prospectus, the Rights Offering is being made to all registered Shareholders to allow them to acquire up to their pro rata percentage of the Common Shares issuable upon the exercise of Rights (under the Basic Subscription Privilege) and, if they so elect, Additional Common Shares (under the Additional Subscription Privilege) in respect of Rights not exercised by other Shareholders. Shareholders who do not reside in an Eligible Jurisdiction will not be able to exercise their Rights unless they first become an Approved Eligible Holder.

Investment in any of the Offered Securities is subject to a number of risks, including, among others, the risk factors outlined in this Prospectus (see "Risk Factors" commencing on page 49). These and the other factors described in this Prospectus are reflective of the fact that projections and estimates of timing, revenues and costs involve subjective views and opinions of various individuals, and many factors beyond the control of the Company.

The descriptions of the risks and uncertainties in this Prospectus are focused on the adverse consequences to the Company and the market price of the Common Shares if the net effect of the Restructuring Transactions is a reduction in the value of the Company. Mr. Mathison and two of the Company's largest Shareholders, G2S2 and Matco, have agreed, subject to certain terms, conditions and limitations, to exercise their Basic Subscription Privilege in full and the Standby Purchasers have further agreed to provide the Standby Commitment, whereby they will collectively purchase the Standby Shares to the extent any Rights are not exercised pursuant to the Basic Subscription Privilege and Additional Subscription Privilege.

KEY DATES AND TIMES OF THE RIGHTS OFFERING

Date
Date that the rights will be admitted for trading on the TSX	April 18, 2022
Record Date for participation in the Rights Offering	April 19, 2022
Commencement Date of Rights Offering	April 22, 2022
Expected mailing date of the final short form prospectus and Rights Certificates	April 22, 2022
Date on which sale of Rights of Ineligible Holders by Subscription Agent begins	May 9, 2022
End of trading Rights on the TSX	Noon (Toronto time) on May 13, 2022
Expiry Time and Expiry Date	5:00 p.m. (Toronto time) on May 13, 2022
Expected closing of the Rights Offering	May 17, 2022

SUMMARY DESCRIPTION OF BUSINESS

The Company

Western is an oilfield service company, with its corporate head office located in Calgary, Alberta. The Company provides contract drilling services in Canada through its Horizon Drilling division and in the United States through Stoneham Drilling Corporation, a wholly owned subsidiary of Western. Additionally, in Canada, Western provides production services through its wholly owned subsidiary, Western Production Services Corp., well servicing through its division Eagle Well Servicing, and oilfield rental equipment services through its division Aero Rental Services.

For a detailed description of the business of the Company and its subsidiaries, refer to the information provided under the headings, "Corporate Structure", "General Development of the Business of the Corporation and its Operating Entities" and "Description of the Corporation's Business and Operations" in the AIF.

The head and principal office of Western is located at 1700, 215 – 9th Avenue SW, Calgary, Alberta T2P 1K3. The registered office is c/o 600, 815 – 8th Avenue SW, Calgary, Alberta T2P 3P2.

Inter-Corporate Relationships

The following diagram illustrates the inter-corporate relationships among the Company and the Company's material subsidiaries.

Recent Developments

On December 30, 2021, the Company announced that AIMCo had agreed to extend the due date for payment of interest under the Second Lien Facility that would have otherwise been payable on January 4, 2022 to February 28, 2022 and that the Company was pursuing discussions with its lenders with respect to potential transactions to provide long-term financial stability to the Company through the current challenging industry environment. On February 28, 2022, the Company announced a further extension of the interest payment due date under the Second Lien Facility to March 21, 2022 to allow it to continue discussions with its lenders with respect to a potential transaction.

On March 21, 2022, the Company entered into the Debt Restructuring Agreement and Standby Purchase Agreement in connection with the Restructuring Transactions. See "Debt Restructuring Agreement" and "Standby Purchase Agreement".

BACKGROUND AND PURPOSE OF THE RIGHTS OFFERING

Rationale for the Rights Offering

The Company's management and Board regularly assess Western's ongoing business objectives and financial performance, including its debt management strategy, with a view to achieving those business objectives and enhancing shareholder value.

The Company's decision to undertake the Debt Restructuring and Rights Offering is the result of analysis, discussions and negotiations by and among representatives of the Company, the Special Committee, AIMCo, G2S2, Matco and their respective advisors to address the Company's increasing near term debt obligations in a challenging industry and economic environment. The following is a summary of the principal events leading up to the Company's announcement of the Restructuring Transactions on March 22, 2022.

Serious Financial Difficulty

The Company's industry has been facing economic challenges since 2014 when there was a significant reduction in the market price of oil and gas, as a result of U.S. shale production and a worldwide oversupply of crude oil and gas. This resulted in a reduction in customer demand, industry activity and revenues. These industry conditions became considerably more challenging following the onset of the global pandemic in 2020, when oil prices dropped further and oil and gas exploration activity dropped precipitously. The impact of these events on the Company has made it difficult for the Company to generate sufficient cash to satisfy its debt obligations and upgrade its rig fleet.

In 2017, the Company sought new financing to, among other things, fund the payment of the principal amount of its $265,000,000 senior unsecured notes maturing in January 2019 (the "Senior Notes"). In October 2017, the Company completed a bought deal public offering of 9,100,000 Common Shares at an issue price of $1.25 per share for proceeds of $11,375,000, and concurrently completed an offering of 9,100,000 Common Shares to AIMCo at the same price and for the same proceeds. At approximately the same time, the Company and AIMCo entered into the credit facility agreement for the Second Lien Facility, which matures on January 31, 2023. The Company fully drew the maximum of $215,000,000 principal amount of the Second Lien Facility on January 31, 2018 and used the proceeds of the Second Lien Facility and the two equity offerings, along with other available cash on hand, to redeem and pay out the Senior Notes.

The Company expected when it entered into the Second Lien Facility that the five-year term would provide the Company with adequate time to refinance the Second Lien Facility as industry conditions improved and other financing options became available. However, industry conditions have remained difficult and the Company has not been able to either raise capital through new equity financing or identify other sources of debt in order to repay the principal amount outstanding under the Second Lien Facility. Industry conditions have failed to improve and the Company has been required to direct its cash flow to servicing its obligations under the Second Lien Facility and the Senior Credit Facilities, leaving no cash available to invest in growing and maintaining the Company's business.

To address challenging industry and economic conditions and improve financial performance, the Company has continually been reducing costs, including reducing capital expenditures and undertaking significant reductions in staffing. The Board and senior management have also continually considered potential options to address the Company's debt position or otherwise identify de-leveraging business opportunities.

Although commodity prices have increased in recent months, and this has resulted in some increasing exploration and development activities in the Company's markets, positive effects of these developments on the Company's business have been limited because the exploration and production companies the Company serves have focused on directing more cash flow to reducing their own debt and returning cash to shareholders. As well, as a result of the industry downturn and COVID-19 pandemic, the Company must rebuild its field crews for any potential increase in activity, a task that could take up to 18 months or longer. Even with the modest improvement in the prospects of the oilfield service industry, the current economic environment does not provide for the immediate additional cash flow the Company requires.

The Company's debt obligations currently consist of:

•	The Senior Credit Facilities, with a $50.0 million syndicated revolving credit facility and a $10.0 million committed Operating Facility, which mature on July 1, 2022 – approximately $9.0 million is currently drawn on the Senior Credit Facilities;

•	The Second Lien Facility, with a current principal amount outstanding of approximately $218.5 million, including interest originally due on January 4, 2022 that was paid "in kind" and added to the outstanding principal amount;

•	A $12.5 million committed non-revolving credit facility with HSBC, with the participation of Business Development Bank of Canada ("BDC") under BDC's credit availability program, due December 31, 2026 (the "HSBC Facility"), with a current principal amount outstanding of $12.3 million. The HSBC Facility bears interest at a floating rate that is payable monthly. Principal payments in the amount of $104,167 became due monthly beginning January 2022;

•	A US$1.75 million loan under the U.S. paycheck protection program which matures on July 23, 2025, with a current principal amount outstanding of US$1.75 million; and

•	Ongoing lease obligations of $7.6 million as at December 31, 2021, payable over the period 2022 to 2026, with monthly payments in 2022 anticipated to average approximately $250,000 per month.

In June 2020, the Company announced that AIMCo had agreed to defer the semi-annual interest payment then payable on July 2, 2020 to September 1, 2020 while it sought alternative financing arrangements. The Company engaged with HSBC to review various forms of financing; however, no feasible alternatives were identified in the near term so the Company applied borrowings under the Senior Credit Facilities to pay that interest to AIMCo on the Second Lien Facility. In December 2020, the Company and the lenders under the Senior Credit Facilities agreed to a new covenant package and an extension of the maturity date of the Senior Credit Facilities from December 17, 2021 to July 1, 2022. As a result of the extensive review of financing alternatives, the Company concurrently entered into the HSBC Facility. The Company applied borrowings under the HSBC Facility to pay interest on the Second Lien Facility for January 2021 as well as half of the interest payment for July 2021 and used an option to pay the remaining half of the interest in respect of the July 2021 payment "in kind". Payment of interest in kind increases the principal amount of the Second Lien Facility by the amount of the interest payment due plus an additional amount of interest calculated in accordance with the terms of the Second Lien Facility (the "Additional Capitalized Interest").

Background to the Restructuring Transactions

The Company has been engaged with AIMCo and the Standby Purchasers on an ongoing basis for the last seven months with respect to potential approaches to addressing the pending maturity of the Second Lien Facility.

Initially, in June 2021, G2S2 approached AIMCo regarding potential approaches to addressing the Company's financial situation with a view to reducing its debt burden and providing an influx of working capital. G2S2's proposal consisted of an equity rights offering that it would backstop, with the potential support of other significant shareholders, in conjunction with a partial repayment of the Second Lien Facility from the proceeds of the proposed rights offering, in addition to conversion of a significant portion of the debt outstanding thereunder. In the course of these discussions, AIMCo engaged Stifel Nicolaus Canada Inc. ("Stifel FirstEnergy") as its financial advisor to assist it with a potential restructuring of the indebtedness under the Second Lien Facility.

On August 31, 2021, AIMCo, contacted Mr. Mathison, the Chair of the Board to initiate discussions with Western for a potential recapitalization of Western and restructuring of the Second Lien Facility, acknowledging the challenges Western was facing in servicing the Second Lien Facility. AIMCo's non-binding proposal contemplated the Company converting a significant portion of the principal under the Second Lien Facility into Common Shares in a debt to equity exchange, with a concurrent rights offering to be backstopped by Western's two largest shareholders, G2S2 and Matco. In addition, the proposal included a partial repayment of the Second Lien Facility with certain of the proceeds from the proposed rights offering and a proposed extension of the maturity date under the Second Lien Facility.

On September 15, 2021, Stifel FirstEnergy provided G2S2, Matco and the Board with an updated non-binding proposal (the "Initial Proposal"), substantially on the same terms discussed to that date, whereby AIMCo would agree to convert a significant amount of principal under the Second Lien Facility into Common Shares and amend the terms of the Second Lien Facility, provided that the Company undertook a concurrent rights offering, to be wholly backstopped by G2S2 and Matco, with a portion of the proceeds raised thereunder to be used as partial repayment of principal under the Second Lien Facility.

Management of the Company consulted with the Company's legal counsel, Blakes, with respect to the legal and procedural requirements in respect of the proposed transaction. In addition, members of the Board engaged in discussions regarding the appropriate process to review and consider the proposed transactions as set out in the Initial Proposal.

During late September through December, 2021, the Company's management and the Board continued discussions with AIMCo, Matco and G2S2 on a potential debt restructuring and rights offering. In late November 2021, AIMCo instructed its counsel, Torys LLP ("Torys") to prepare a more structured term sheet setting out in summary form the proposed Debt Restructuring and Rights Offering transactions, as well as the anticipated ancillary agreements arising therefrom.

On December 1, 2021 AIMCo presented the Company and Board with a non-binding term sheet setting out: (i) the proposed terms (the "Subsequent Proposal"), of a rights offering for aggregate proceeds of $31,500,000 to be backstopped by the Company's two largest shareholders, G2S2 and Matco, from which $10,000,000 of proceeds would be used to pay principal on the Second Lien Facility; (ii) the terms under which AIMCo would agree to convert approximately $100,000,000 of principal under the Second Lien Facility into Common Shares at a conversion price of $0.05 per Common Share; and (iii) the indicative terms for amendments to the Second Lien Facility including an extension of the maturity to the fourth anniversary of the completion of the Debt Restructuring. This term sheet also included proposed provisions regarding the granting of certain director nomination rights and registration rights to AIMCo. During this period, Blakes advised the Company with respect to: (i) the principles and procedures in evaluating related party transactions, and (ii) the legal procedures involved in respect of the proposed debt restructuring and rights offering.

On December 2, 2021 the Board met, including with management, to evaluate the terms of the Subsequent Proposal, giving regard to the various alternatives the Company had explored to address its financial challenges. See – "Alternatives Considered by Management and the Board".

In evaluating the Subsequent Proposal, the Board gave specific consideration to the opportunity to significantly reduce the Company's outstanding and near term debt obligations, in light of the upcoming interest payment under the Second Lien Facility due in January, 2022 and the maturity date of that facility on January 31, 2023, as well as the pending maturity of the Senior Loan Facilities in July 2022. The Board acknowledged that although the proposed debt conversion would significantly dilute the position of existing shareholders, the Company's shareholders would have an opportunity to participate in the proposed rights offering at a discount to the price at which AIMCo would convert the principal of the Second Lien Facility. In addition, the proposed rights offering would provide additional capital to the Company and the backstop by significant shareholders would provide assurance that sufficient proceeds would be raised.

The Board also considered that other financing alternatives were not available and ultimately determined that it would be in the best interest of the Company, to pursue discussions with AIMCo, Matco and G2S2 regarding the Subsequent Proposal.

At the December 2, 2021 meeting, the Board discussed the proposed transactions and received advice from Blakes regarding the duties of the Board and the processes involved in completing the proposed transactions. Following completion of the Board meeting on December 2, 2021, the Board determined that the Company should continue to engage with AIMCo regarding the proposed transactions, and continue to consider any alternative transactions that would address the Company's financial situation.

The Board gave specific consideration to the position of Messrs. Mathison and Armoyan as Company directors, in addition to their respective capacities as representatives of Matco, and G2S2 and Armco, who were proposed to provide a standby commitment in the rights offering.

Subsequently, on December 10, 2021, the Board held a meeting, at which Blakes, the Company's legal counsel, was present, to discuss the Subsequent Proposal. The Board discussed with Blakes that given the proposed transaction had progressed to the stage of a structured draft term sheet and involved AIMCo, an existing significant shareholder, in addition to the Company's two largest shareholders, Matco and G2S2, who are represented on the Board by Messrs. Mathison and Armoyan, respectively, such transaction would constitute a "related party transaction" as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101").

Accordingly, following discussion with Blakes and in consideration of the principles and procedural recommendations established in MI 61-101, the Board determined that it was appropriate to appoint a special committee of independent directors (the "Special Committee") consisting of Messrs. John Rooney, as chair, and Donald Copeland, each of whom: (a) are free from any conflict of interest with respect to the proposed transactions; (b) are independent to the extent required by applicable laws, rules and regulations, and stock exchange requirements, including MI 61-101; and (c) are independent in respect of AIMCo and the Standby Purchasers. In addition, the Board determined that Messrs. Rooney and Copeland were well qualified to carry out the mandate of the Special Committee in connection with the proposed transactions. The Board also reviewed a revised draft of the term sheet that had been prepared by the Company in consultation with Matco and G2S2 and determined to provide such revised term sheet back to AIMCo to facilitate further discussions regarding the proposed transactions.

The Special Committee was tasked with a mandate of assessing the proposed Debt Restructuring and Rights Offering in light of the Company's financial circumstances, current capital structure and prospects and determining whether to recommend the proposed transactions to the Board or propose an alternative having regard to, among other things, the interests of the Company's minority shareholders. On December 10, 2021, the Special Committee engaged Osler, Hoskin & Harcourt LLP ("Osler") as its independent legal advisor in respect of the proposed transactions, and met with Osler to discuss the duties and responsibilities of the Special Committee. The Special Committee subsequently met on December 13, 2021, December 15, 2021 and December 22, 2021 and held a number of additional calls to discuss the proposed transactions. The Special Committee determined that it would be appropriate to engage a financial advisor and began initial discussions with potential advisors to provide financial advisory services to the Special Committee.

During December 2021, the Special Committee, the Company, AIMCo, G2S2 and Matco and their respective advisors engaged in discussions on the structure and terms of the proposed transactions, including sequencing and logistics. Concurrently, in light of the ongoing discussions, the Company engaged with AIMCo to extend the payment of interest under the Second Lien Facility that was due on January 4, 2022. On December 30, 2021, the Company announced that AIMCo agreed to extend the due date for such payment to February 28, 2022. During this period the Board and management of the Company also continued to consider whether any alternatives to the proposed transactions would be feasible but no reasonable alternatives were identified.

The Board met on December 31, 2021 to discuss the status of the proposed transactions and the outstanding issues and directed the Company and its legal counsel to engage with AIMCo and its legal counsel, as well as G2S2 and Matco, to settle outstanding issues in respect of the proposed transactions. In early January 2022, concerns were raised by certain of the parties regarding the complexity and cost of implementing the transactions, and there was a postponement of further discussions while these concerns were addressed. In late January, the Company, G2S2 and Matco re-engaged in continuing discussions with AIMCo to advance settlement of final indicative transaction terms. Concurrently, the Company began discussions with its lenders under the Senior Credit Facilities and the HSBC Facility regarding amendments and required acknowledgments and consents to proceed with the Debt Restructuring. In February 2022, AIMCo's counsel began drafting definitive agreements with respect to the Debt Restructuring, and the Company's counsel began drafting this prospectus and documents relating to the Rights Offering.

On February 18, 2022 the Special Committee formally engaged ATB Capital Markets as its independent financial advisor to assist with the review of the Company's financial condition and ability to service its debt and to provide an assessment of whether the Restructuring Transactions were fair, from a financial point of view, to the Company.

On February 22, 2022, Torys provided Blakes with a draft of the Debt Restructuring Agreement, Registration Rights Agreement and Investor Rights Agreement and Blakes circulated the proposed form of Standby Purchase Agreement and the parties began to negotiate the terms of such definitive agreements. The Company also began negotiating amendments to the Senior Credit Facilities with its bank lenders, which included an extension of the maturity of the Senior Credit Facilities to the third anniversary of the closing of the Debt Restructuring. On February 28, 2022, the Company announced a further extension of the interest payment due to AIMCo under the Second Lien Facility from February 28, 2022 to March 21, 2022 to allow it to continue discussions with its lenders and the Standby Purchasers with respect to the potential transactions. The substance of the definitive transaction documents, including the Debt Restructuring Agreement, the Standby Purchase Agreement, the Investor Rights Agreement and the Registration Rights Agreement were further negotiated during this period.

The Special Committee, both as a committee and through its chair, held multiple calls and meetings with representatives of some or all of Osler, ATB Capital Markets, the Board, management and Blakes over the course of January through March to track the negotiation of the proposed Transactions and various agreements. In addition, the Special Committee met with representatives of ATB Capital Markets and management on March 10, 2022 and participated in ATB Capital Markets' due diligence process. On March 21, 2022, the Special Committee met further with its legal and financial advisors to consider the terms of the proposed transactions, including the definitive Debt Restructuring Agreement, Investor Rights Agreement and Registration Rights Agreement, and Standby Purchase Agreement in addition to reviewing the draft preliminary prospectus in respect of the Rights Offering. In the course of its deliberations, the Special Committee gave particular consideration to the proposed Restructuring Transactions in light of the alternatives that had been explored by the Board and management. At that meeting, ATB Capital Markets presented the Special Committee with its analysis of the proposed Restructuring Transactions and provided a fairness opinion to the effect that, as of March 21, 2022, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Restructuring Transactions are fair, from a financial point of view to the Company (the "ATB Fairness Opinion"). See – "Alternatives Considered by Management and the Board".

Based upon, among other things, (i) the ATB Fairness Opinion and advice from the Special Committee's and the Company's legal advisors; (ii) the Special Committee's careful consideration of the terms of the Restructuring Transactions and the impact on the Company of a failure to proceed with the Restructuring Transactions; (iii) the fact that the Restructuring Transactions provide the Company with a more stable capital structure to continue to operate viably as a going concern; (iv) consideration of whether there were any potential financing or other alternatives to address the Company's maturing debt; and (v) the fact that the Rights Offering will provide all eligible shareholders with the right, but not the obligation, to participate in the Restructuring Transactions by subscribing for Common Shares on a pro rata basis at a significant discount to the conversion price of the Debt Conversion with AIMCo, the Special Committee determined that the Restructuring Transactions are fair and reasonable to the Company, are in the best interests of the Company and its current shareholders other than AIMCo, G2S2 and Matco, and, accordingly, unanimously recommended to the Board that the Restructuring Transactions be approved.

In making its recommendation to the Board, the Special Committee considered the following potential outcomes if the Company did not proceed with the Restructuring Transactions:

•	the Company would be required to pay the July 2022 interest on the Second Lien Facility in kind again, increasing its debt by an additional $7.6 million, including Additional Capitalized Interest;

•	the alternative prospects for replacement financing of the principal amount of the Senior Credit Facilities of $9.0 million (currently outstanding as of March 25, 2022), which becomes due on July 1, 2022, or the principal amount of the Second Lien Facility which becomes due on January 31, 2023, would be limited or unlikely to emerge; and

•	the understanding that, given the number of amendments and extensions previously granted by AIMCo under the Second Lien Facility and the lenders under the Senior Credit Facilities to date and the Company's financial condition, such lenders were not prepared to provide further extensions absent a fundamental change to its capital structure.

Following the Special Committee meeting on March 21, 2022, the Board met, received the Special Committee's recommendation, and considered, among other things: (i) the recommendation of the Special Committee; (ii) the extensive analysis of alternatives pursued by management and the Board; (iii) the advice of ATB Capital Markets and the ATB Fairness Opinion; (iv) the advice of legal counsel as to the duties of the directors; (v) the current financial position of the Company including the pending maturities of the Second Lien Facility and the Senior Credit Facility and the possibility of default under the facilities in advance of maturity; (vi) the lack of viable alternatives to address the Company's debt position; and (vii) the significant debt reduction provided by the Debt Restructuring and proposed amendments to the Senior Credit Facility. Following extensive discussions, with Messrs. Mathison and Armoyan abstaining, the Board determined it was in the best interests of the Company to proceed with the Debt Restructuring and Rights Offering.

Alternatives Considered by Management and the Board

Prior to and concurrent with considering and negotiating the proposed transactions, management and the Board considered several alternatives to address the financial challenges facing the Company and to improve its financial situation, including engaging in initial discussions with the Company's significant stakeholders and third parties regarding proposals for financing.  The various alternatives have included, among other things, the following:

•	Potential New Lenders – The Company engaged with HSBC and regularly canvassed potential lenders from April 2020 to December 2020 and thereafter, including financial institutions and government-backed organizations with respect to potential debt financing solutions to replace the existing facilities which are reaching maturity. However, other than the $12.5 million HSBC Facility in December 2020 to assist in providing liquidity during the pandemic, the Company has not attracted any serious interest in obtaining debt financing solutions. The Company also participated in government financial assistance programs in connection with the pandemic, including the Canadian Emergency Wage Subsidy, Canadian Emergency Rent Subsidy and Employee Retention Credit. These sources of financing assisted in addressing the immediate financial need of the Company but did not provide a long-term sustainable solution to its liquidity constraints.

•	Business Combinations or Partnerships. The Company explored discussions with financial advisors and potential counterparties regularly since the downturn but does not currently expect that a sale of the Company or business combination transaction would be of interest to any potential counterparties absent improvements to the Company's balance sheet.

•	Asset Sales. The Company considered whether the sale of assets would generate cash to address its financial concerns. However, the Company does not expect that the market price of any excess equipment would generate enough proceeds to meaningfully affect the Company's level of debt.

•	Other Renegotiation or Extensions of Existing Credit Facilities. The Company has engaged with its existing lenders on an ongoing basis to find long-term solutions to the existing debt maturities. As noted, the Company renegotiated the terms of the Senior Credit Facilities in December 2020 to extend the maturity and modify its terms. However, the Company's primary lenders have advised they are not prepared to provide the Company with any further extension or amendment to the terms absent a fundamental adjustment to the Company's capital structure such as the Debt Restructuring.

The Board and the Special Committee determined it is highly unlikely that any other alternative to the Company in the current market environment will become available in the near term to address its acute liquidity issues.

Shareholder Support

Under the policies and rules of the TSX (the "TSX Rules"), the Debt Restructuring is subject to the receipt of shareholder approval on the basis that the Debt Conversion would, among other things (i) result in the issuance of Common Shares at a discount to the market price exceeding the maximum discount permitted under the TSX Rules, (ii) include consideration to an insider of the Company exceeding 10% of the market capitalization of the Company, (iii) materially affect control of the Company, and (iv) involve the issuance of more than 25% of the number of outstanding Common Shares by way of a private placement at less than the market price.

Having regard to the imminent need to complete the Restructuring Transactions for the reasons set forth above, including that it is a requirement of AIMCo that the Debt Restructuring be effected in combination with the Rights Offering, the Board determined it was impracticable, from a cost and timing perspective, to hold a shareholder meeting to obtain the approvals. In making this determination, the Board considered that under the TSX Rules, the TSX has discretion to permit an issuer to proceed with a transaction that would otherwise require a formal meeting where shareholders holding more than 50% of the shares are familiar with and consent to the transactions in writing.

Given the support of each of G2S2, Matco and the directors and officers of the Company in respect of the Restructuring Transactions, the Company requested the TSX exercise its discretion in allowing the Company to proceed with the Debt Restructuring in reliance on the written consent. The Company was able to provide the TSX with written evidence that holders of more than 50% of the Company's issued and outstanding Common Shares (and greater than 62% of the Common Shares after excluding those held by AIMCo, on the basis of AIMCo's interest in the Debt Restructuring) are (i) familiar with and understand the terms of the Restructuring Transactions and (ii) are in favour of them. The Shareholders providing written consent included G2S2, Matco and the directors and officers of the Company (the "Supporting Shareholders").

MI 61-101 – Protection of Minority Security Holders in Special Transactions

In evaluating the Restructuring Transactions, the Special Committee and the Board also specifically considered that securities regulators in a number of provinces, including Alberta and Ontario, have adopted MI 61-101 to impose requirements for certain transactions, including those involving a reporting issuer and certain parties who are considered "related parties" of that issuer. Pursuant to MI 61-101, related party transactions are subject to formal valuation and minority shareholder approval requirements unless an exemption is available from those requirements.

Each of AIMCo, G2S2 and Matco (together with Mr. Mathison) are considered to be "related parties" of the Company under MI 61-101 on the basis that they exercise control and direction over 10% or more of the outstanding Common Shares of the Company.

In connection with its assessment and recommendation in respect of the Restructuring Transactions, the Special Committee and the Board considered the applicability of MI 61-101 and determined, with the advice of counsel, that the Debt Restructuring constitutes a "related party transaction" under MI 61-101 on the basis that the Company will be issuing securities to AIMCo pursuant to such transaction and will be materially amending the terms of its outstanding Second Lien Facility. Accordingly, absent exemptions the Debt Restructuring would be subject to formal valuation and minority shareholder approval requirements.

However, the Board has determined, upon receiving the recommendation of the Special Committee and on the advice of counsel, to rely on the financial hardship exemption contained in Section 5.5(g) of MI 61-101 from the formal valuation requirement after concluding, for the reasons stated above that (i) the Company is in serious financial difficulty; (ii) the Debt Restructuring is designed to improve the Company's financial position; and (iii) the terms of the Debt Restructuring are reasonable in the circumstances of the Company. In addition, the Board also determined, upon receiving the recommendation of the Special Committee and the advice of counsel, to rely on the financial hardship exemption in respect of minority shareholder approval contained in Section 5.7(1)(e) of MI 61-101, on the basis that the circumstances described above applied to the Company and the Restructuring Transactions and given that the TSX will not require the holding of a shareholder meeting, there is no requirement, corporate or otherwise to hold a meeting to obtain any approval of the holders of Common Shares in respect of the Restructuring Transactions.

In addition, as each of G2S2 and Matco (in Matco's case, together with Mr. Mathison) beneficially own and have control over more Common Shares than AIMCo, are not interested parties in respect of the Debt Restructuring, are at arm's length to AIMCo and support the transaction, the Debt Restructuring is exempt from the formal valuation and minority approval requirements under sections 5.5(e) and 5.7(1)(c), respectively, of MI 61-101.

Although none of the Standby Purchasers will receive any fees in connection with their Standby Commitment, the Rights Offering is also considered to be a related party transaction under MI 61-101 in that the Company has entered into an agreement with each of G2S2 and Matco with respect to the Standby Commitment. However, under Section 5.1(k) of MI 61-101, the requirements of Part 5 of the MI 61-101 do not apply to a rights offering if there is an interested party only because a related party of the issuer provides a stand-by commitment and the stand-by commitment complies with the requirements of National Instrument 45-106 – Prospectus Exemptions. As the Standby Commitment complies with such requirements, no formal valuation or minority securityholder approval is required in respect of the Rights Offering itself.

The proposed loans to the executive officers also constitute related party transactions under MI 61-101 in respect of the Company. However, G2S2 and Matco (in Matco's case, together with Ronald Mathison) beneficially own and have control over more Common Shares than each of the executive officers, are not interested parties in respect of such loans, are at arm's length to the executive officers and support the loan transaction. Accordingly, the loans to the executive officers are also exempt from the formal valuation and minority approval requirements under sections 5.5(e) and 5.7(1)(c), respectively, of MI 61-101.

Material Indebtedness of the Company; Support of Standby Purchasers

As at December 31, 2021, the Company had consolidated long term debt of $241,603,000, of which $211,262,000 is indebtedness owed to AIMCo under the Second Lien Facility.

For the year ended December 31, 2021, the Company had negative cash flow (including taking into account investing activities and financing activities) of approximately $11.8 million. See "Rationale for the Rights Offering" and "Use of Proceeds".

PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Prospectus, to our knowledge and based on publicly available information, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of voting securities of the Company, except as follows:

	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(1)	Approximate percentage of total outstanding Common Shares
G2S2	22,904,500	24.95%
Matco	9,992,840	10.89%
Ronald P. Mathison	8,303,664	9.05%
AIMCo	17,600,000	19.17%

Notes:

(1)	G2S2, Matco and Ronald P. Mathison are the Company's largest Shareholders (other than AIMCo), holding an aggregate of 41,201,004 Common Shares, representing approximately 44.89% of the Common Shares currently outstanding. G2S2, Matco and Mr. Mathison have agreed to exercise their Basic Subscription Privilege in full and the Standby Purchasers have agreed to provide the Standby Commitment, subject in each case to the terms and conditions of the Standby Purchase Agreement. See "Standby Commitment".

See "Description of Offered Securities – No Exercise of Rights by Shareholders other than G2S2 and Matco" for details on the Standby Purchaser's holdings following completion of the Rights Offering.

INTENTION OF INSIDERS AND OTHERS TO EXERCISE RIGHTS

Under the Standby Purchase Agreement, each of G2S2 and Matco, who are each insiders by virtue of their current shareholdings and are controlled by current directors of the Company and Mr. Mathison, a director of the Company, subject to certain terms and conditions and limitations, have agreed to exercise their Basic Subscription Privilege in full and the Standby Purchasers have agreed to purchase the Standby Shares at the Subscription Price pursuant to the Standby Commitment.

The Company expects that the Chief Executive Officer and Chief Financial Officer will exercise all or a portion of their respective Basic Subscription Privilege. In connection therewith, the Company has agreed to provide a loan to each of Messrs. MacAusland and Bowers in the amounts approximately as set out below which would match the amount of funds contributed personally by each of them, to a maximum amount equal to half of each of their pro rata share in the Rights Offering. The loans will be payable five years after their effective date, will bear interest at a variable rate which is higher than the lowest marginal borrowing rate available to the Company under its indebtedness, and will be payable monthly. The loans will be secured by a lien on all of the Common Shares subscribed for by each of them under the Rights Offering, including shares purchased with the respective officer's own funds. The Company will fund the amount of the loan from the Company's cash on hand.

Alex MacAusland / President and Chief Executive Officer	$401,000

Jeffrey Bowers / Senior Vice President, Finance and Chief Financial Officer	$263,000

Other directors and officers of the Corporation may determine to exercise their respective Basic Subscription Privilege. Insiders of the Company may determine to also exercise their respective Additional Subscription Privilege.

AIMCo, which is a current insider of the Company holding approximately 19.17% of the Common Shares, has agreed, pursuant to the terms of the Debt Restructuring Agreement, not to exercise any of its Rights in the Rights Offering.

See "MI 61-101 – Protection of Minority Security Holders in Special Transactions".

STANDBY PURCHASE AGREEMENT

In connection with the Restructuring Transactions and as a condition to the Debt Restructuring Agreement, G2S2, Armco, Matco, Ronald Mathison and Western entered into the Standby Purchase Agreement on March 21, 2022. Pursuant to the terms of the Standby Purchase Agreement, G2S2, Matco and Mr. Mathison have each agreed to exercise their Basic Subscription Privilege in full. In addition, each Standby Purchaser has agreed to subscribe for and purchase, at the Subscription Price, any Standby Shares to the extent any Rights are not exercised pursuant to the Basic Subscription Privilege and Additional Subscription Privilege. The Standby Purchasers have agreed to fulfil the Standby Commitment proportionately as follows: G2S2 (or Armco, on its behalf) as to 55.6% and Matco as to 44.4%. Pursuant to the terms of the Standby Agreement, G2S2 has guaranteed the performance of Armco, including all payment obligations, in the event that Armco fulfils G2S2’s Standby Commitment. The Company is not obligated to pay any fees to the Standby Purchasers in connection with the Standby Purchase Agreement. The Standby Purchase Agreement is subject to customary closing conditions.

The Company is entitled to terminate the Standby Purchase Agreement by providing written notice to the Standby Purchasers if (i) certain conditions of the Standby Purchase Agreement are not satisfied on or before May 31, 2022; (ii) this Prospectus has not been filed in the Eligible Jurisdictions on or before May 31, 2022; or (iii) the Rights Offering is otherwise terminated or cancelled, or the Closing Date has not occurred on or before May 31, 2022.

Each of the Standby Purchasers and Mr. Mathison are entitled to terminate the Standby Purchase Agreement by providing written notice to the Company if (i) certain conditions of the Standby Purchase Agreement are not satisfied on or before May 31, 2022; (ii) this Prospectus has not been filed in the Eligible Jurisdictions on or before April 15, 2022, subject to an extension to May 15, 2022 if required to receive final approval of the TSX of the Debt Restructuring; (iii) the Rights Offering is otherwise terminated or cancelled, or the Closing Date has not occurred on or before May 31, 2022; (iv) the Debt Restructuring Agreement has been terminated or cancelled prior to the Closing Date; or (v) a Material Adverse Change (as defined in the Standby Purchase Agreement) shall have occurred.

The Subscription Price was agreed to by the Company, AIMCo, G2S2 and Matco through negotiations prior to the filing of this Prospectus for the Rights Offering, subject to the pricing requirements of the TSX and represents a discount of approximately 93.3% to the VWAP of the Common Shares on the TSX for the five trading days ending on April 8, 2022, the last trading day before the date of this Prospectus.

A copy of the Standby Purchase Agreement has been filed under Western's profile on SEDAR at www.sedar.com.

DEBT RESTRUCTURING AGREEMENT

Pursuant to the Debt Restructuring Agreement dated March 21, 2022 made between the Company and AIMCo, (i) $10,000,000 of the Proceeds from the Rights Offering will be applied to the outstanding principal under Second Lien Facility; (ii) subject to the satisfaction of the other conditions under the Debt Restructuring Agreement, immediately upon completion of the Rights Offering, $100,000,000 of the Second Lien Facility principal will be converted into Common Shares at the Conversion Price; and (iii) the Second Lien Facility will be amended and restated. The Debt Conversion will result in the issuance to AIMCo of 2,000,000,000 Common Shares, which is expected to result in AIMCo becoming a control person of the Company.

Pursuant to the terms of the Debt Restructuring Agreement, upon completion of the Restructuring Transactions, AIMCo and the Company have agreed to amend and restate the Second Lien Facility as follows:

•	the balance of the Second Lien Facility principal shall be extended to a date that is four years from the date the Restructuring Transactions are completed;

•	the interest rate for the Second Lien Facility shall be 8.50% from the date the Restructuring Transactions are completed;

•	the Company shall make scheduled repayments of the outstanding principal under the Second Lien Facility of 0.25% per quarter;

•	the Second Lien Facility shall be subject to negative covenants requiring AIMCo approval for certain matters including further borrowing arrangements, and payment of any distributions or dividends to holders of Common Shares; and

•	the Second Lien Facility shall also be updated for customary market standard provisions provided that the material terms of the Second Lien Facility shall remain in place except as otherwise provided above.

As a condition of the Debt Restructuring, Western has agreed to conduct the Rights Offering to its Shareholders, of which $10,000,000 from the Proceeds will be applied to reduce the outstanding principal amount under the Second Lien Facility, with the remainder available to Western as working capital. In addition, the Debt Restructuring Agreement requires that AIMCo, the Standby Purchasers, Mr. Mathison and Western will enter into the Investor Rights Agreement and AIMCo and Western will enter into the Registration Rights Agreement described below.

Completion of the Debt Restructuring is subject to various other conditions, including the appointment of two nominees of AIMCo to the Board, completion of the Rights Offering and the Standby Commitment, if necessary, and approval by the TSX of the Debt Conversion and the issuance and listing of the Common Shares to be issued under the Debt Conversion. The Debt Restructuring Agreement may be terminated in certain circumstances, including (i) the termination of the Standby Purchase Agreement or certain credit agreements; (ii) at the election of AIMCo if an event of default occurs under the Second Lien Facility; (iii) upon written notice by AIMCo or the Company to the other parties on or after May 31, 2022; or (iv) upon written notice by AIMCo in the event this Prospectus has not been filed in each of the Eligible Jurisdictions on or before April 15, 2022.

A copy of the Debt Restructuring Agreement has been filed under Western's profile on SEDAR at www.sedar.com.

Concurrently with the Debt Restructuring Agreement, the Company entered into a commitment letter with certain of the lenders under its Senior Credit Facilities pursuant to which such lenders have agreed to consent to the Debt Conversion and the amendments to the Second Lien Facility, and to amend the terms of the Senior Credit Facilities to, among other things, provide for:

•	an extension of the maturity of the Senior Credit Facilities from July 1, 2022, to a date that is three years following the closing date of the Debt Conversion;

•	a reduction in the amount available under the syndicated Revolving Facility of the Senior Credit Facilities from $50 million to $35 million, with no change to the amount of the $10 million Operating Facility; and

•	revisions to certain financial covenants, including: (i) a reduction of the debt to capitalization ratio from 0.6:1 or less to 0.5:1 or less, (ii) a new requirement for trailing twelve months EBITDA of $19.3 million in the first quarter of 2022 and $16.4 million in each of the second and third quarters of 2022, in each case, if the Senior Facilities are drawn above $25 million during such fiscal quarter or the net book value of property, plant and equipment is less than $250 million for the prior fiscal quarter, (iii) a new debt service coverage ratio of 1.1:1 at the end of the fourth quarter of 2022 and 1.15:1 at the end of each fiscal quarter thereafter, in each case, if the Senior Credit Facilities are drawn above $25 million during such fiscal quarter or the net book value of property, plant and equipment is less than $250 million for the prior fiscal quarter, and (iv) removal of the current ratio, minimum liquidity requirement and senior debt to capitalization ratio. In addition, payment of interest on the Second Lien Facility from the use of the proceeds of the Senior Facilities will be allowed.

INVESTOR RIGHTS AGREEMENT

Pursuant to the proposed terms of the Investor Rights Agreement, AIMCo will have the right to designate two director nominees for election to the Board for so long as AIMCo, together with its affiliates, beneficially owns or exercises control or direction over 30% or more of the then outstanding Common Shares. The parties thereto will agree that the number of nominees put forward to the Board shall not exceed eight nominees, including the AIMCo director nominees, without the prior consent of AIMCo. In addition, the Board will appoint one AIMCo nominee to the Health, Safety and Environmental Committee of the Board and one AIMCo nominee to the Corporate Governance and Compensation Committee of the Board. For so long as AIMCo is entitled to have nominees on the Board, the Standby Purchasers and Mr. Mathison will agree not to vote or cause to be voted (i) against the election of any AIMCo nominee to serve as director of the Company, or (ii) in favor of any proposal or resolution to remove an AIMCo nominee as director of the Company.

In the event that AIMCo elects not to designate a nominee for election or an AIMCo director nominee is not elected by a majority vote, then AIMCo will be entitled to designate an observer to the Board in lieu of that director nominee until such time as it has a director nominee again, such that AIMCo shall at all times have two individuals who are either AIMCo director nominees or Board observers.

The Investor Rights Agreement will terminate on the earlier of the date on which: (i) the Investor Rights Agreement is terminated by the written agreement of the Company, AIMCo, the Standby Purchasers and Mr. Mathison, and (ii) AIMCo, together with its affiliates, beneficially owns or exercises control or direction over less than 30% of the then outstanding Common Shares.

REGISTRATION RIGHTS AGREEMENT

Pursuant to the proposed terms of the Registration Rights Agreement, AIMCo will have the right to require the Company to qualify Common Shares held by AIMCo for distribution by way of a secondary offering prospectus (a "Demand Prospectus") prepared in accordance with applicable Canadian securities laws (a "Demand Registration"). AIMCo will be entitled to a maximum of two Demand Registrations in any twelve-month period; provided, however, that the aggregate market value of Common Shares specified in each request for a Demand Registration is not less than $10,000,000. The Company will not be obligated to take any action to effect a Demand Registration if a Demand Prospectus has been filed within 90 days preceding such request.

AIMCo may request that the Company include Common Shares held by AIMCo in any qualification or registration of Common Shares by the Company under applicable Canadian securities laws (a "Piggyback Registration"). The Company must cause to be included in the Piggyback Registration all Common Shares that AIMCo requests to be included; provided, however, that if a Piggyback Registration is a distribution of securities by the Company and the lead underwriter(s) or agent(s) advise that the total number of securities requested to be included in the distribution exceeds the number that can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the Company will include in such distribution: (i) first, as many of the Common Shares (or other securities) that the Company proposes to sell from treasury; (ii) second, and only if all the securities referred to in clause (i) have been included, the number of Common Shares that can be sold without having such adverse effect, with such number to be allocated among AIMCo and other securityholders of the Company who at such time have registration, distribution or similar qualification rights and who have requested to include their Common Shares in such distribution; and (iii) third, and only if all the securities referred to in clause (ii) have been included, any other securities eligible for inclusion in such registration.

The Company will pay all registration expenses in connection with a Demand Registration or a Piggyback Registration, provided that the Company will not be required to pay any underwriting commissions, discounts or brokers’ commissions, if any, attributable to the sale of the Common Shares.

Upon receipt of a request from AIMCo for a Demand Registration or a Piggyback Registration, the Company will use its commercially reasonable efforts to effect the distribution of the Common Shares which are the subject of such Demand Registration or a Piggyback Registration. The Company is obligated to indemnify AIMCo and its affiliates (and their respective officers, directors, managers, shareholders, employees, advisors and agents) and their respective representatives from and against all losses, claims, damages, liabilities and expenses arising out of or based upon any information or statement in a preliminary prospectus or final prospectus, including all documents incorporated therein by reference, that contains or is alleged to contain a misrepresentation or any omission of a preliminary prospectus or a final prospectus to contain full, true and plain disclosure of all material facts relating to the securities distributed thereunder, or any violation or alleged violation by the Company or any of its subsidiaries of any federal, state, provincial, foreign or common law rule or regulation applicable to the Company or any of its subsidiaries and relating to action or inaction in connection with any such preliminary prospectus or final prospectus and any distributions related thereto, except insofar as any untrue statement or omission or any misrepresentation related to AIMCo furnished in writing to the Company by AIMCo expressly for use therein.

The Registration Rights Agreement will terminate on the earlier of the date on which: (i) the Registration Rights Agreement is terminated by the written agreement of the parties, and (ii) the holders entitled to rights under the Registration Rights Agreement beneficially own, in the aggregate, less than 10% of the then outstanding Common Shares. AIMCo shall cease to be a party to the Registration Rights Agreement if AIMCo, together with its affiliates, ceases to beneficially own 10% or more of the then outstanding Common Shares.

USE OF PROCEEDS

The aggregate Proceeds from the Rights Offering (assuming full exercise of the Rights, including after giving effect to the Standby Commitment, if necessary) are $31,500,000.

The Subscription Agent will hold all subscription funds it receives in a segregated bank account for the benefit of Subscribers until completion of the Rights Offering. If the Rights Offering is not completed for any reason, all funds received by the Subscription Agent, whether pursuant to the Basic Subscription Privilege or Additional Subscription Privilege, will be returned promptly, without interest or deduction. If the Rights Offering is completed, the subscription funds will be released to the Company on the Closing Date.

The Company intends to use the Proceeds of $31,500,000 from the Rights Offering as follows:

Partial Repayment of Second Lien Facility	$10,000,000

Estimated expenses of the Rights Offering and Debt Restructuring	$3,300,000

The remaining net proceeds are expected to be approximately $18.2 million.  Substantially all of this amount will be used for upgrades to the Company's rig fleet, with amounts not used for this purpose, expected to be less than $1 million, to be used for general working capital purposes.

The primary business objective of the Rights Offering is to restructure Western's long term debt and provide sufficient capital for short-term commitments. The Company anticipates that immediately prior to the completion of the Rights Offering, which is expected to be on or about May 17, 2022, the aggregate amount of debt due to AIMCo under the Second Lien Facility is expected to be approximately $218,500,000 comprised of principal and accrued interest.

Upon completion of the Rights Offering and, if necessary, the Standby Commitment and satisfaction of the other conditions under the Debt Restructuring Agreement, including partial repayment of the Second Lien Facility, AIMCo and the Company will effect the Debt Conversion, pursuant to which a further $100,000,000 of principal under the Second Lien Facility will be settled in exchange for Common Shares issued from treasury at the Conversion Price. Upon completion of the Restructuring Transactions, a balance of $108,500,000 is expected to remain outstanding under the Second Lien Facility, which will have a revised maturity date of May 17, 2026. Upon completion of the Restructuring Transactions, AIMCo, which is currently an insider of the Company, will beneficially hold an aggregate of 2,017,600,000 Common Shares.

DESCRIPTION OF THE COMMON SHARES

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares.

Western is authorized to issue an unlimited number of Common Shares. As of the date of this Prospectus, there are 91,788,008 Common Shares issued and outstanding. Holders of Common Shares are entitled to dividends as and when declared by the Board, to one vote per share at meetings of Shareholders and, upon liquidation, to receive such assets of the Company as are distributable to the shareholders of the Company, subject to the rights of holders of Preferred Shares having priority over the Common Shares. All of the Common Shares issued and outstanding have been issued as fully paid and non-assessable.

Options to Purchase Common Shares

The Rights Offering is a corporate transaction that will affect the Company's issued share capital and its outstanding equity securities that are convertible into, exchangeable for or exercisable to acquire unissued share capital ("Convertible Securities"). Some, but not all, of the Company's outstanding Convertible Securities are subject to an anti-dilution adjustment provision intended to ensure that a holder of Convertible Securities is entitled to acquire equivalent share capital after the occurrence of a relevant corporate transaction, such as the Rights Offering.

Currently granted Stock Options and RSUs issued under the Company's Stock Option Plan and RSU Plan, respectively, are not subject to specific anti-dilution adjustment provisions extending to the Rights Offering. Instead, the RSU Plan authorizes the Board to make appropriate adjustments to the terms of outstanding RSUs to reflect changes to the Common Shares resulting from corporate transactions such as the Rights Offering. Subject to the prior approval of the TSX, the Company may adjust the terms of its outstanding RSUs. The Stock Option Plan does not include a similar mechanism to adjust the terms of outstanding Stock Options as a result of the Rights Offering. Information provided elsewhere in this Prospectus with respect to the number of Convertible Securities issued and outstanding is given without giving effect to the anti-dilution adjustment provision relating to RSUs described above. If additional Common Shares are issued prior to the Record Date pursuant to the exercise or exchange of outstanding Stock Options or RSUs, additional Rights will be issued.

The Company's Stock Option Plan is a rolling plan. Assuming that the Rights Offering is fully subscribed or that the Standby Commitment is fulfilled and the number of Common Shares issued and outstanding increases, the number of Stock Options available for issuance will increase to approximately 406.5 million, being 10% of the issued and outstanding Common Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's capitalization as at December 31, 2021 and the pro forma consolidated capitalization as at December 31, 2021, after giving effect to the Rights Offering and Debt Restructuring. Other than as set forth below, there has not been any material change in the share and loan capital of Western on a consolidated basis, since December 31, 2021. The capitalization table should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021, which are incorporated by reference in this Prospectus.

	As at December 31, 2021 (000's except Common Share data)	As at December 31, 2021 after giving effect to the Rights Offering and Debt Restructuring (000's except Common Share data)
Outstanding Common Shares(1)	91,706,457	4,060,456,457	(2)
Long-term Debt
Second Lien Facility	$211,262	$101,262	(3)
First Lien Facilities(4)	$8,000	$8,000
HSBC Facility	$12,500	$12,500
Share capital(5)	$441,672	$573,172

Notes:

(1)	Excludes any Common Shares underlying outstanding options.
(2)	Upon completion of the Rights Offering (assuming full subscription, including by fulfillment of the Standby Commitment) and Debt Restructuring. Excludes other shares issued after December 31. 2021.
(3)	Reflects $100 million reduction in principal amount of the Second Lien Facility in the Debt Conversion and application of $10 million proceeds of the Rights Offering. Does not include an increase of $7.7 million from payment of interest in-kind and two $537,500 payments of principal occurring after December 31, 2021 in connection with the Debt Restructuring. See "Background and Purpose of the Rights Offering – Material Indebtedness of the Company; Support of Standby Purchasers".
(4)	As at December 31, 2021, Western had the Operating Facility and the Revolving Facility.
(5)	The unaudited pro forma capitalization as at December 31, 2021 assumes completion of the Rights Offering and the issuance of 1,968,750,000 Common Shares pursuant to the exercise of all Rights, in addition to the issuance of 2,000,000,000 Common Shares to AIMCo pursuant to the Debt Conversion, and the application of the proceeds therefrom as described under "Use of Proceeds". Under the terms of the Rights Offering, the amount to be received by the Company upon the exercise of the Rights is $31,500,000 of which $10,000,000 will be used for repayment of principal under the Second Lien Facility.

DIVIDENDS

The amount and timing of future cash dividends, if any, will be subject to the discretion of the Board and may vary depending on a variety of factors and conditions, including, among other things, cash flow from operations generated by Western and its subsidiaries, financial requirements for Western's operations and the execution of its growth strategy, fluctuations in working capital, the timing and amount of capital expenditures, debt service requirements and covenants, statutory liquidity requirements under the ABCA and other factors beyond the control of Western.

On February 25, 2016, the Board suspended the declaration of dividends until further notice. There is no guarantee the Board will declare dividends in the future.

PRIOR SALES

The following tables set forth, for each class of securities of the Company that is outstanding but not listed or quoted on a marketplace, the price at which securities of the class have been issued during the 12-month period prior to the date hereof and the number of securities of the class issued at that price and the date on which the securities were issued.

Stock Options

Description	Number of Securities	Price per Security (1) ($)	Date of Issuance
Stock Options	2,870	0.36	April 1, 2021
Stock Options	1,030	0.44	July 2, 2021

Notes:

(1)       Represents the exercise price per Stock Option.

Restricted Share Units

Cash Settled

Description	Number of Securities	Date of Issuance
RSU	NIL	N/A

Treasury Settled

Description (1)	Number of Securities	Date of Issuance
RSU	500	April 1, 2021
RSU	3,320	July 2, 2021

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed on the TSX under the symbol "WRG". The following table indicates the monthly range of high and low closing prices of a Common Share and the total monthly volumes traded on the TSX during the period beginning on April 1, 2021 and ending on April 8, 2022.

The following table sets forth the price range and trading volume of the Common Shares on the TSX for the periods indicated below.

	Price Range (1)
2021	High ($)	Low ($)	Volume (1)
April	0.53	0.40	610,797
May	0.50	0.39	147,190
June	0.51	0.41	244,990
July	0.475	0.27	383,176
August	0.34	0.26	414,950
September	0.35	0.28	316,074
October	0.45	0.28	483,224
November	0.43	0.30	403,300
December	0.385	0.26	664,143

2022
January	0.36	0.275	303,690
February	0.36	0.27	534,264
March	0.50	0.195	5,402,460
April (2)	0.265	0.21	1,017,735

Notes:

(1)	Information is presented on a consolidated basis as reported by Bloomberg under "WRG".
(2)	Up to and including April 8, 2022.

On April 8, 2022, the last trading day prior to filing this Prospectus, the closing price of the Common Shares on the TSX was $0.23 per Common Share.

DESCRIPTION OF OFFERED SECURITIES

Issue of Rights and Record Date

Shareholders of record at 5:00 p.m. (Toronto time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit Eligible Holders to subscribe for and purchase from the Company an aggregate of 1,968,750,000 Common Shares. The Rights are transferable in Canada by the holders thereof. See "Description of Offered Securities – Sale or Transfer of Rights". The Rights may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the TSX. See "Description of Offered Securities – U.S. Registration and Transfer".

A Rights Certificate evidencing the number of Rights to which a holder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this Prospectus to each registered Shareholder as of 5:00 p.m. (Toronto time) on the Record Date whose address of record is in an Eligible Jurisdiction. See "Description of Offered Securities – Rights Certificate – Common Shares Held in Registered Form".

Registered Shareholders as of 5:00 p.m. (Toronto time) on the Record Date whose address of record is in an Ineligible Jurisdiction will not receive any Rights Certificates in respect of their Rights. Instead, the Rights Certificates associated with their Common Shares will be delivered to the Subscription Agent on behalf of such registered Shareholders. See "Description of Offered Securities – Ineligible Holders".

Shareholders that hold their Common Shares through a Participant will not receive physical Rights Certificates evidencing their ownership of Rights. On the Record Date, a global position representing such Rights will be issued electronically to, and in the name of, CDS See "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS".

Subscription Basis

Each Right entitles an Eligible Holder to subscribe for 21.4488803374 Common Shares at the Subscription Price of $0.016 per Common Share. The Subscription Price was agreed to by the Company, AIMCo and the Standby Purchasers through negotiations prior to the filing of this Prospectus for the Rights Offering, subject to the pricing requirements of the TSX Rules and represents a discount of approximately 93.3% to the VWAP of the Common Shares on the TSX for the five trading days ending on April 8, 2022, the last trading day before the date of this Prospectus. See "Plan of Distribution" and "Statutory and Contractual Rights".

Where the exercise of Rights would otherwise entitle a holder to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares. The Company will not issue fractional Common Shares or pay cash in lieu thereof. Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Company, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date. Holders of Rights may only exercise Rights in respect of the full number of Common Shares issuable under each Right; it is not possible to exercise any Right in part, nor to acquire a lesser number of Common Shares than the full 21.4488803374 Common Shares to which each Right is entitled. Accordingly, since no fractional Common Shares will be issued, the exercise of one Right would therefore result in the issuance of 21 Common Shares and require payment of $0.34 per Right. Nonetheless, a subscriber is not obligated to exercise all of its Rights.

Commencement Date and Expiry Date

The Rights will be eligible for exercise beginning on the Commencement Date and will expire at the Expiry Time on the Expiry Date. Eligible Holders who validly exercise their Rights will become holders of Common Shares issued through the exercise of the Rights on the completion of the Rights Offering, which is expected to occur on or before the third business day following the Expiry Date. RIGHTS NOT VALIDLY EXERCISED AND RECEIVED BY THE SUBSCRIPTION AGENT PRIOR TO THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID AND OF NO VALUE.

Basic Subscription Privilege

Under the Basic Subscription Privilege, each Right entitles an Eligible Holder to acquire 21.4488803374 Common Shares at the Subscription Price by subscribing and making payment in the manner described herein prior to the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Common Shares pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights, and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders that do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of the holder. In addition, registered Shareholders may transfer their Rights through the Subscription Agent using Form 3 as described in this Prospectus. See "Description of Offered Securities – Sale or Transfer of Rights". Eligible Holders may elect to exercise only some of their Rights and dispose of the remainder of them. See "Description of Offered Securities – Sale or Transfer of Rights". Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for Additional Common Shares, if any, that are not otherwise subscribed for under the Rights Offering on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See "Description of Offered Securities – Additional Subscription Privilege".

In order to exercise the Rights represented by a Rights Certificate, the registered holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out therein as described in this Prospectus and pay the aggregate Subscription Price. Subject to statutory withdrawal rights, as described herein, any exercise of Rights for Common Shares is irrevocable once submitted. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Company does not receive funds from the Standby Purchasers or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by Subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege.

For Rights held beneficially through a Participant, the beneficial holder may subscribe for Common Shares by instructing the Participant holding such holder's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Rights Offering to such Participant. Subject to statutory withdrawal rights, as described herein, any exercise of Rights for Common Shares made in connection with the Rights Offering through a Participant will be irrevocable and Subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

The Subscription Price is payable in C$ by certified cheque, bank draft, bank transfer or money order drawn to the order of the Subscription Agent. In the case of subscription through a Participant, the Subscription Price is payable by certified cheque, bank draft, bank transfer or money order drawn to the order of such Participant, by direct debit from the Subscriber's brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, a Subscriber subscribing through a Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the Participant to properly exercise the Rights on its behalf.

Neither the Company nor the Subscription Agent undertakes to Subscribers that it will, or will attempt to, correct an incomplete or incorrect subscription form or payment. The Company has the sole discretion to determine whether an exercise of Rights properly follows the subscription procedures, provided that Rights not exercised by the Expiry Time will be void and of no value and no longer exercisable for Common Shares.

As soon as practicable after the Expiry Date, the Subscription Agent will send to each Eligible Holder that has exercised the Basic Subscription Privilege a certificate evidencing the number of Common Shares subscribed for by such Eligible Holder under the Basic Subscription Privilege, which number of Common Shares may be combined with any Additional Common Shares subscribed for. See "Description of Offered Securities – Additional Subscription Privilege" and "Description of Offered Securities – Common Share Certificates" below.

For information on how to exercise Rights, see "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS" and "Description of Offered Securities – Rights Certificate – Common Shares Held in Registered Form" below.

The Common Shares issuable upon the exercise of Rights have not been qualified for distribution in jurisdictions other than the Eligible Jurisdictions. Accordingly, neither the Company nor the Subscription Agent will accept any exercise or purported exercise of Rights, including under the Basic Subscription Privilege, by a holder who is, or who appears to be, resident in a jurisdiction that is not an Eligible Jurisdiction unless such holder is an Approved Eligible Holder. See "Description of Offered Securities – Ineligible Holders".

Additional Subscription Privilege

Each holder of Rights who has exercised in full the Basic Subscription Privilege may subscribe for Additional Common Shares, if available, at a price equal to the Subscription Price for each Additional Common Share (the "Additional Subscription Privilege"). The total number of Additional Common Shares available will be the difference, if any, between the total number of Common Shares issuable upon the exercise of all Rights offered under the Rights Offering and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Common Shares will be received subject to allotment only, and the number of Additional Common Shares, if any, that may be allotted to each Subscriber will be equal to the lesser of: (a) the number of Additional Common Shares that such Subscriber has subscribed for; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Common Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the Subscriber and the denominator of which is the aggregate number of Rights previously exercised by all holders of Rights that have subscribed for Additional Common Shares. If any holder of Rights has subscribed for fewer Additional Common Shares than such holder's pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allotted in a similar manner among the remaining holders of Rights who subscribed for Additional Common Shares and who were allotted fewer Additional Common Shares than they subscribed for.

To subscribe for Additional Common Shares under the Additional Subscription Privilege, each holder of Rights must forward their request to the Subscription Agent or their Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Common Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a Participant, as applicable. Any excess funds will be credited to a Subscriber's account with its Participant without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the Subscriber's entitlement to such Additional Common Shares will terminate. A Subscriber subscribing through a Participant must deliver its payment and instructions to its Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the Participant to properly exercise the Additional Subscription Privilege on its behalf.

As soon as practicable after the Expiry Date, the Subscription Agent will send to each Eligible Holder that has exercised the Additional Subscription Privilege a certificate evidencing the number of Common Shares subscribed for by such Eligible Holder under the Additional Subscription Privilege, which number of Common Shares may be combined with such Subscriber's Common Shares subscribed for under the Basic Subscription Privilege. See "Description of Offered Securities – Basic Subscription Privilege" above and "Description of Offered Securities – Common Share Certificates" below.

For additional information on how to exercise Rights, see "Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS" and "Description of Offered Securities – Rights Certificate – Common Shares Held in Registered Form" below.

The Common Shares issuable upon the exercise of Rights have not been qualified for distribution in jurisdictions other than the Eligible Jurisdictions. Accordingly, neither the Company nor the Subscription Agent will accept any exercise or purported exercise of Rights, including under the Additional Subscription Privilege, by a holder who is, or who appears to be, resident in a jurisdiction that is not an Eligible Jurisdiction unless such holder is an Approved Eligible Holder. See "Description of Offered Securities – Ineligible Holders".

Fees Payable by Subscribers

Apart from the Subscription Payment payable in connection with the exercise of Rights under the Basic Subscription Privilege or Additional Subscription Privilege, there will be no fee or sales commission charged by us or the Subscription Agent on the issuance of Rights to Shareholders or upon the exercise of such Rights. Notwithstanding the foregoing, payment of any service charge, commission or other fee payable (including those of brokers) in connection with the purchase or sale of Rights (other than the fees for the services to be performed by the Subscription Agent referred to below under "Subscription Agent") will be the responsibility of the Subscriber. Subscribers must also pay all stamp, issue, registration or other similar taxes or duties contingent upon the issuance or delivery of Common Shares to or for the order of a third party.

No Exercise of Rights by Shareholders other than Standby Purchasers

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder's equity ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders, and, if applicable, the purchase of Standby Shares by the Standby Purchasers, which dilution may be significant.

The shareholdings of Shareholders (other than AIMCo) will be further significantly reduced upon the completion of the Debt Conversion and issuance of an additional 2,000,000,000 Common Shares to AIMCo pursuant thereto. The issuance of these additional Common Shares will result in AIMCo holding approximately 49.7% of the Common Shares and will cause significant dilution to the Company's Shareholders on its own.

In the event that none of the holders of Rights (other than Mr. Mathison and the Standby Purchasers) exercises their Rights and all of the Common Shares issuable upon the exercise of Rights held by such holders are purchased by the Standby Purchasers as Standby Shares, an aggregate of 1,968,750,000 Common Shares would be acquired by the Standby Purchasers and Mr. Mathison and, following the completion of the Rights Offering, G2S2 (together with Armco) would beneficially own 1,117,529,500 Common Shares and Matco (together with Mr. Mathison personally) would beneficially own 892,421,504 Common Shares, representing approximately 27.52% and 21.98%, respectively, of the Common Shares estimated to be outstanding upon completion of the Rights Offering. If this occurs, holdings by public Shareholders (which excludes insiders) would be reduced to approximately 1% of the Company's issued and outstanding Common Shares upon completion of the Rights Offering and the Debt Conversion. See "Standby Commitment", "Debt Restructuring" and "Risk Factors".

Deemed Representation and Warranty of Each Subscriber

Payment of the Subscription Price will constitute a representation to the Company and, if applicable, to the Participant, by the Subscriber (including by its agents) that: (a) the Subscriber is not a citizen or resident of an Ineligible Jurisdiction (unless the Subscriber is an Approved Eligible Holder); and (b) the Subscriber is not purchasing the Common Shares for resale to any person (unless such person is an Approved Eligible Holder) who is a citizen or resident of an Ineligible Jurisdiction (unless the Subscriber is an Approved Eligible Holder).

Subscription and Transfer Agent

The Subscription Agent has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights Certificates, to act as registrar and transfer agent for the Common Shares and to perform certain services relating to the exercise and transfer of Rights. The Company will pay for the services of the Subscription Agent. Subscriptions and payments under the Rights Offering should be sent to the Subscription Agent at:

Computershare Investor Services Inc.

By Hand or Courier to:

8th Floor, 100 University Ave.

Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

By Mail to:

P.O. Box 7021

31 Adelaide St. E.

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

The method used to deliver a completed Rights Certificate and subscription funds is at the option and risk of the Subscriber, and delivery will be deemed effective only when such certificate and payment are actually received by the Subscription Agent. Delivery by hand, or registered mail or courier service with return receipt requested and which is properly insured, allowing sufficient time to ensure timely delivery, is recommended.

Rights Certificate – Common Shares Held in Registered Form

For all registered Shareholders with an address of record in an Eligible Jurisdiction, a Rights Certificate representing the total number of Rights to which each such Shareholder is entitled as at the Record Date and indicating the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this Prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "How to Complete the Rights Certificate" below. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

Rights Certificate – Common Shares Held Through CDS

For all Shareholders who hold their Common Shares through a securities broker or dealer, bank or trust company or other Participant with an address of record in an Eligible Jurisdiction in the book-based system administered by CDS, a global position representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS on the Commencement Date. The Company expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither the Company nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or Participants.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical certificate.

Shareholders who hold their Common Shares beneficially through a Participant must arrange purchases or transfers of Rights through their Participant. It is anticipated by the Company that each such purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such Participant.

How to Complete the Rights Certificate

1.	Form 1 – Basic Subscription Privilege. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right-hand corner of the cover page of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

2.	Form 2 – Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See "Description of Offered Securities – Additional Subscription Privilege".

3.	Form 3 – Transfer of Rights. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Your signature must be guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP, and MSP (for Canadian Shareholders). Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rightsholder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights or the underlying Common Shares should consult with their advisors concerning restrictions on resale, and should not resell their Rights or the underlying Common Shares until they have determined that any such resale is in compliance with the requirements of applicable legislation.

4.	Form 4 – Dividing or Combining. Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificate(s) are issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totaling the same number of Rights as represented by the Right(s) Certificates being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

5.	Payment. Enclose payment in C$ funds by certified cheque, bank draft, bank transfer or money order payable to the order of "Computershare Investor Services Inc.". The amount of payment will be C$0.016 per Common Share acquired. Payment must also be included for any Additional Common Shares subscribed for under the Additional Subscription Privilege.

6.	Deposit. Deliver the completed Rights Certificate by sending payment and the original completed Rights Certificate in the enclosed return envelope addressed to the Subscription Agent to be received by the Subscription Office listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond precisely with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders. Upon delivery to the Subscription Agent of the completed Rights Certificate and payment thereunder, the exercise of the Rights and the subscription for Common Shares is irrevocable. However, in the event the Rights Offering is terminated prior to the Closing Date, including in the event the Company does not receive funds from the Standby Purchasers or the Standby Purchase Agreement is otherwise terminated, the Subscription Agent will return all subscription funds delivered by Subscribers without interest or deduction, whether under the Basic Subscription Privilege or Additional Subscription Privilege. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete their subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit their Rights under the Basic Subscription Privilege and Additional Subscription Privilege attaching to those Rights.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Holders of Rights in registered form in Canada may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See "Description of Offered Securities – How to Complete the Rights Certificate – 3. Form 3 – Transfer of Rights". A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Company nor the Subscription Agent will be affected by any notice to the contrary.

The Common Shares are listed on the TSX under the symbol "WRG" and will commence trading “Ex Rights” on April 18, 2022. The Rights will be listed for trading on the TSX on April 18, 2022, under the symbol "WRG.RT" and will cease trading at 12:00 p.m. (Toronto time) on the Expiry Date. During the Rights Offering, the Common Shares will continue to trade on the TSX under the symbol "WRG". See "Plan of Distribution".

Holders that do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the holder's own expense. It is expected that the Rights will cease trading on the TSX at noon (Toronto time) on the Expiry Date.

Holders of Rights through CDS in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See "Rights Certificate – Common Shares Held Through CDS".

Persons interested in selling or purchasing Rights should be aware that the exercise of Rights by holders that are located in Ineligible Jurisdictions will not be permitted unless the person exercising the Rights satisfies the conditions and completes the procedures to become an Approved Eligible Holder described under the heading "Description of Offered Securities – Ineligible Holders" above.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act. See "Description of Offered Securities – U.S. Registration and Transfer".

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See "– How to Complete the Rights Certificate – 4. Form 4 – Dividing or Combining" above.

Reservation of Common Shares

The Company will, at all times, reserve sufficient unissued Common Shares as will permit the exchange of all the outstanding Rights for Common Shares during the period beginning on the Commencement Date and ending on the Expiry Date at the Expiry Time.

Dilution to Existing Shareholders

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder's current percentage ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders, and, if applicable, the purchase of Standby Shares by the Standby Purchasers, which dilution may be significant. Even if they exercise their Basic Subscription Privilege in full, the shareholding percentage of the Company's Shareholders (other than AIMCo) will be significantly reduced upon the completion of the issuance of an additional 2,000,000,000 Common Shares to AIMCo pursuant to the Debt Conversion. The issuance of these additional Common Shares will result in AIMCo holding approximately 49.7% of the Common Shares and will cause significant dilution to the Company's Shareholders on its own.

Shareholders should be aware that under the Standby Purchase Agreement, G2S2, Matco and Mr. Mathison, subject to certain terms and conditions and limitations, have agreed to exercise their Basic Subscription Privilege in full and the Standby Purchasers have agreed to purchase, at the Subscription Price, the Standby Shares. In the event that none of the holders of Rights (other than Mr. Mathison and the Standby Purchasers) exercises their Rights and all of the Common Shares issuable upon the exercise of Rights held by such holders are purchased by the Standby Purchasers as Standby Shares, holdings by public Shareholders (which excludes insiders) will be reduced to approximately 1% of the Company's issued and outstanding Common Shares upon completion of the Rights Offering and the Debt Conversion. The significant reduction in public shareholders' position in the Company may have a significant adverse effect on the liquidity of, and market for, the Common Shares. See "Standby Commitment", "Debt Restructuring" and "Risk Factors".

Ineligible Holders

The Rights and Common Shares issuable under this Rights Offering are only qualified for distribution in the Eligible Jurisdictions. Accordingly, no subscription under the Basic Subscription Privilege or Additional Subscription Privilege will be accepted from any person, or such person's agent, who appears to be, or who the Company has reason to believe is, resident in an Ineligible Jurisdiction, except that the Company may accept subscriptions in certain circumstances from an Approved Eligible Holder.

Rights Certificates will not be issued and forwarded by the Company to Ineligible Holders. Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Ineligible Holders will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Rights Offering that they are an Approved Eligible Holder. Rights Certificates in respect of Rights issued to Ineligible Holders will be issued to and held by the Subscription Agent as agent for the benefit of Ineligible Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on May 6, 2022 in order to provide Ineligible Holders an opportunity to claim a Rights Certificate by satisfying the Company that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of registered Ineligible Holders will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should advise their broker if they wish to subscribe and the broker should contact the Subscription Agent at the earliest opportunity, and in any case in advance of 5:00 p.m. (Toronto time) on May 6, 2022, to request to have their Rights Certificates mailed to them.

The Rights, the Common Shares issuable on the exercise of the Rights, and the Standby Shares have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in the applicable Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish an investor letter satisfactory to the Company on or before May 6, 2022. The form of investor letter will be available from the Company or the Subscription Agent upon request. A holder of Rights in an Ineligible Jurisdiction holding such Rights on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Company. Amounts of less than C$10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Holders of Rights that are not resident in Canada should be aware that the acquisition and disposition of any of the Offered Securities may have tax consequences in the jurisdiction in which they reside, which are not described in this Prospectus. Such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of the Offered Securities.

Common Share Certificates

Any Common Shares issued in connection with the exercise of Rights pursuant to the Rights Offering will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights have been properly and duly transferred. Such Common Shares will be registered in book-entry system unless a certificate is specifically requested on the appropriate form on the Rights Certificate as soon as practicable after the Closing Date. It is expected that such certificates will generally be delivered within three business days following the Closing Date. Except as otherwise described above under "Description of Offered Securities – Ineligible Holders", Common Shares will not be issued to or on behalf of any holder of Rights with addresses of record in an Ineligible Jurisdiction.

Holders of Rights that hold their Rights through a CDS Participant will not receive physical certificates evidencing their ownership of Common Shares issued upon the exercise of the Basic Subscription Privilege or Additional Subscription Privilege. At the Closing Date, such Common Shares will be issued in registered form to, and in the name of, CDS or their respective nominees as applicable.

Validity and Rejection of Subscriptions

Any Eligible Holders that fail to complete their subscription in accordance with the instructions herein and the Rights Certificate prior to the Expiry Time will forfeit their Rights under the Basic Subscription Privilege and Additional Subscription Privilege.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by us in our sole discretion, which determination will be final and binding. All subscriptions are irrevocable, subject to Canadian statutory withdrawal rights arising in certain limited circumstances, such as the filing of an amendment to this Prospectus. See "Statutory and Contractual Rights". Subject to applicable laws and the rules of the TSX, we reserve the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Shares upon the exercise of the Rights could be deemed unlawful. We also reserve the right to waive any defect with regard to any particular subscription. Neither we nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions, nor will either of us incur any liability for failure to give such notification.

We reserve the right to treat as invalid any exercise or purported exercise of any Rights that appears to us to have been exercised, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if we believe, or if our agents believe, that the same may violate or be inconsistent with the procedures and terms set out in this Prospectus, the Rights Certificate or in breach of the representation and warranty that a holder exercising its Rights is resident in an Eligible Jurisdiction.

U.S. Registration and Transfer

The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S, which is included as part of Form 3. See "How to Complete the Rights Certificate – Form 3 – Transfer of Rights".

PLAN OF DISTRIBUTION

Each Shareholder on the Record Date will receive one Right for every Common Share held, subject to the restrictions described under the heading "General Offering Restrictions" below. Pursuant to the Basic Subscription Privilege, each Right entitles an Eligible Holder, subject to the limitations set out below, to subscribe for 21.4488803374 Common Shares upon payment of the Subscription Price for each Common Share for which the Shareholder is subscribing.

The Subscription Price does not necessarily bear any relationship to the book value of the Company's assets, past operations, cash flows, losses, financial condition, net worth or any other established criteria for value. Holders of Rights should not consider the Subscription Price to be an indication of the Company's value or the value of the Common Shares to be offered in the Rights Offering. See "Risk Factors – The Subscription Price is not necessarily an indication of value".

The Company has not employed any brokers, dealers, dealer managers or underwriters in connection with the solicitation of exercise of Rights and, except as described in this Prospectus, no fee or sales commissions, fees or discounts will be paid in connection with the Rights Offering. Certain of our employees may solicit responses from the holders of the Rights in connection with the Rights Offering, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation.

General Offering Restrictions

This Prospectus qualifies for distribution under applicable Canadian securities laws the Offered Securities in each of the Eligible Jurisdictions in Canada. This Prospectus also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act. Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit the Company to offer Rights and/or Common Shares in such states, or to certain persons in those states, or may otherwise limit the Company's ability to do so, and as a result the Company will treat those states as Ineligible Jurisdictions under the Offering.

The Offered Securities have not been qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions. Except as described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. This Prospectus is not, and under no circumstances is to be construed as, an offering of any of the Offered Securities for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to any Shareholder with an address of record in an Ineligible Jurisdiction and, except as described herein, Rights may not be exercised by or on behalf of any holder of Rights with an address of record in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, which will hold such Rights as agent for the benefit of all such Ineligible Holders until and unless such Ineligible Holder becomes an Approved Eligible Holder. In the event such Ineligible Holders do not become Approved Eligible Holders, the Subscription Agent, for the account of such Ineligible Holder, will, prior to the Expiry Date, attempt to sell the Rights allocable to such Ineligible Holder and evidenced by Rights Certificates in the possession of the Subscription Agent, at such prices and otherwise in such manner as the Subscription Agent may determine in its sole discretion. The Subscription Agent's ability to sell such Rights and the price obtained therefore are dependent on market conditions. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any such Rights or to sell such Rights at a particular price. Any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Company. The Subscription Agent will mail cheques therefore at the addresses of the Ineligible Holders appearing in the records of the Company. Amounts of less than C$10.00 will not be remitted.

No action has been or will be taken in any jurisdiction other than in the Eligible Jurisdictions, where action for that purpose is required, which would permit a public offering of the Offered Securities or the possession, circulation or distribution of this Prospectus or any material relating to the Rights Offering except as set forth herein. Accordingly, the Offered Securities may not be offered, sold or delivered, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Rights Offering may be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stock Exchange Approvals

The Rights will be listed for trading on the TSX on April 18, 2022, being the trading day immediately preceding the Record Date under the symbol "WRG.RT". The Rights will cease trading on the TSX at noon (Toronto time) on the Expiry Date.

RISK FACTORS

An investment in the Offered Securities is subject to a number of risks. In addition, the Company is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. A prospective purchaser of Offered Securities should carefully consider the summarized risk factors set forth below as well as the other information contained in and incorporated by reference in this Prospectus, specifically under the heading "Risk Factors" in the AIF and the MD&A, before investing in any of the Offered Securities, including by exercising Rights. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section titled "Cautionary Statement With Regard To Forward- Looking Statements" in this Prospectus. If any of such risks or risks not currently known to the Company actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected.

Shareholders may suffer significant dilution in connection with the Rights Offering and Debt Restructuring.

The Company has 91,788,008 Common Shares outstanding as of the date of this Prospectus. Assuming the Rights Offering is completed, the Company expects to issue 1,968,750,000 Common Shares thereunder.

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder's equity ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders and, if applicable, the purchase of Standby Shares by the Standby Purchasers, which dilution may be significant.

Even if they exercise their Basic Subscription Privilege in full, the shareholding percentage of the Company's Shareholders (other than AIMCo) will be significantly reduced upon the completion of the issuance of an additional 2,000,000,000 Common Shares to AIMCo pursuant to the Debt Conversion. The issuance of these additional Common Shares will result in AIMCo holding approximately 49.7% of the Common Shares and will cause significant dilution to the Company's Shareholders on its own.

In the event that none of the holders of Rights (other than Mr. Mathison and the Standby Purchasers) exercises their Rights and all of the Common Shares issuable upon the exercise of Rights held by such holders are purchased by the Standby Purchasers as Standby Shares, an aggregate of 1,968,750,000 Common Shares would be acquired by the Standby Purchasers and Mr. Mathison and, following the completion of the Rights Offering, G2S2 (together with Armco) would beneficially own 1,117,529,500 Common Shares and Matco (together with Mr. Mathison personally) would beneficially own 892,421,504 Common Shares, representing approximately 27.52% and 21.98%, respectively, of the Common Shares estimated to be outstanding upon completion of the Rights Offering. If this occurs, holdings by public Shareholders (which excludes insiders) would be reduced to approximately 1% of the Company's issued and outstanding Common Shares upon completion of the Rights Offering and the Debt Conversion. See "Standby Commitment", "Debt Restructuring" and "Risk Factors".

The significantly reduced public float for the Common Shares may make the Common Shares less attractive to potential purchasers or new investors, and could otherwise adversely affect the market for Common Shares.  It may be more difficult for public shareholders to sell their shares at a desired price or at all.

The Debt Restructuring Agreement and the Standby Purchase Agreement may be terminated and the Rights Offering, the Debt Conversion and Standby Commitment may not be completed.

The obligation of AIMCo to complete the Debt Conversion is subject to certain conditions in the Debt Restructuring Agreement, including that there is no material adverse change or new material adverse effect on Western, compliance by Western with the terms of the Debt Restructuring Agreement and there being no legal impediment to completion of the Debt Restructuring, as well as the successful completion of the Rights Offering and the Standby Commitment.  If the Debt Restructuring Agreement is terminated or if the Debt Conversion otherwise does not occur, then holders of Rights that have exercised their Rights will have acquired Common Shares without certainty as to the capital structure of the Company, as AIMCo will continue to hold the full principal amount of the debt under the Second Lien Facility, and the maturity dates of the Second Lien Facility and the Senior Credit Facilities will not be extended. The failure of the Company to complete the Debt Restructuring could have a material adverse effect on the Company and its shareholders, and could result in the Company not being able to exist as a going concern.

The Standby Purchase Agreement may be terminated by the Company or the Standby Purchasers in certain circumstances, including termination of the Debt Restructuring Agreement. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Standby Purchase Agreement will not be terminated by either the Company or the Standby Purchasers before completion of the Rights Offering. Completion of the Rights Offering and satisfaction of the Standby Commitment is a condition to closing of the Debt Restructuring, therefore a failure to complete the sale of the Standby Shares may have a material adverse effect upon the business, financial condition and operations of the Company. Certain costs relating to the Rights Offering, including legal and accounting fees, must be paid by the Company even if the Rights Offering is not completed.

If the Rights Offering does not proceed for any reason, all outstanding rights would cease to be exercisable for Common Shares and would lose all of their value and we will not have any obligation with respect to the Rights except to return any Subscription Payments, without interest or deduction. In such circumstances, any person who had purchased Rights in the market would lose the entire purchase price paid to acquire such Rights.

No prior trading market exists for the Rights.

Even upon the listing of the Rights on the TSX, holders may not be able to resell Rights acquired. There can be no assurance that an active trading market will develop in the Rights on the TSX or, if developed, that such market will be sustained. To the extent an active trading market for the Rights does not develop, the pricing of the Rights in the secondary market, the transparency and availability of trading prices and liquidity of the Rights would be adversely affected, which may have a material adverse impact on the Company and its share price.

Market price of securities of the Company may be subject to significant fluctuations which may be based on factors unrelated to its financial performance or prospects.

The trading price of the securities of the Company have been and may continue to be subject to significant fluctuations which may be based on factors unrelated to its financial performance or prospects. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.

Entitlements of a holder of Rights.

A Right does not entitle the holder thereof to any rights whatsoever as a security holder of the Company other than to subscribe for and purchase Common Shares as described herein.

Liquidity of the Common Shares may be negatively impacted by the Rights Offering.

The Rights Offering may negatively influence the liquidity of the Common Shares in the event that the Standby Purchasers are required to take up and pay for a large number of Standby Shares, which would result in potential increased percentage ownership by the Standby Purchasers of the Common Shares of the Company.

Exercises of Rights may not be revoked.

Subject to certain statutory withdrawal rights available to Eligible Holders, if the Common Share trading price declines below the Subscription Price for the Common Shares, effectively resulting in a loss of some or all of the Subscribers' subscription funds, Subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment.

Holders of Rights are responsible for accuracy and completeness of subscription within applicable time limits.

Holders of Rights that elect to purchase Common Shares in the Rights Offering must act promptly to ensure that the entire payment for any Rights exercised is paid at the time of subscription and received by the Subscription Agent at the Subscription Office prior to the Expiry Time. Accordingly, a Subscriber that holds Rights through a Participant must provide the Participant holding its Rights with instructions and the required payment sufficiently in advance of the Expiry Time to permit proper exercise of its Rights. If an Eligible Holder fails to complete and sign the required subscription forms, sends an incorrect payment, or otherwise fails to follow the subscription procedures that apply to the exercise of Rights by the holder, the Subscription Agent may, depending on the circumstances, reject the subscription or accept it only to the extent of the payment received. Neither the Company nor the Subscription Agent undertakes to Subscribers that it will, or will attempt to, correct an incomplete or incorrect subscription form or payment. The Company has the sole discretion to determine whether an exercise of Rights properly follows the subscription procedures, provided that Rights not exercised by the Expiry Time will be void and of no value and no longer exercisable.

There is no underwriter in respect of the Rights Offering.

There is no underwriter for the Rights Offering. Accordingly, there has not been an independent "due diligence" review of matters covered by this Prospectus, such as would customarily be conducted by an underwriter if one had been involved with this Rights Offering.

A large number of Common Shares may be issued and subsequently sold upon the exercise of the Rights.

To the extent that Subscribers that exercise Rights sell the Common Shares underlying such Rights, the market price of our Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Rights or from the issuance of a large number of Common Shares upon completion of the Debt Conversion may cause Shareholders to sell their Common Shares, which may have a material adverse impact on the Company and its share price. The sale of Common Shares issued upon exercise of the Rights could encourage short sales by third parties, which could depress the price of the Common Shares.

Any downward pressure on the price of Common Shares caused by the sale of Common Shares underlying the Rights could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a Shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which may have a material adverse impact on the Company and its share price.

The Subscription Price is not necessarily an indication of value.

The Subscription Price does not necessarily bear any relationship to the book value of the Company's assets, past operations, cash flows, losses, financial condition, net worth or any other established criteria for value. Holders of Rights should not consider the Subscription Price to be an indication of the Company's value or the value of the Common Shares to be offered in the Rights Offering, and the Common Shares may trade at prices above or below the Subscription Price.

A decline in the market price of the Common Shares may occur.

The trading price of the Common Shares in the future may decline below the Subscription Price. The Company can give no assurance that the Subscription Price will remain below any future trading price for the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors, including the Company's future revenues, cash flows and operations and overall conditions affecting the Company's business, economic trends and the securities markets and changes in the estimated value and prospects for the Company's projects.

Subscribers outside of Canada are subject to exchange rate risk.

The Subscription Price will be paid in Canadian dollars. Accordingly, any Subscriber outside of Canada is subject to adverse movements in their local currency against the Canadian dollar.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder generally applicable to a holder, as beneficial owner, of Rights acquired pursuant to the Rights Offering and of Common Shares acquired on the exercise of such Rights that, for the purposes of the Tax Act and at all relevant times, holds such Rights and Common Shares as capital property, is not affiliated with the Company, and deals with the Company at arm's length (a "Holder"). A Right or Common Share generally will be capital property to a Holder unless it is used or held in the course of carrying on a business of trading in or dealing in securities, or it has been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (the "Tax Proposals") before the date of this Prospectus, and the understanding of Blakes, our Canadian counsel, of the current published in writing administrative policies and assessing practices of the Canada Revenue Agency. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. Except as mentioned above, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations, is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of the Rights and the Common Shares issuable thereunder will vary according to the Holder's particular circumstances. Accordingly, Holders should consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Rights or Common Shares.

Residents of Canada

The following portion of this summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be a resident of Canada (a "Resident Holder").

Resident Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other "Canadian securities" (as defined in subsection 39(6) of the Tax Act) owned in the taxation year of the election, and all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances. The Rights are not "Canadian securities" as defined in subsection 39(6) of the Tax Act, and accordingly such election is not available in respect of the Rights.

This summary does not apply to a Resident Holder: (i) that is a "financial institution" for purposes of the "mark-to-market" rules in the Tax Act, (ii) that is a "specified financial institution" or "restricted financial institution" (each as defined in the Tax Act), (iii) to which the "functional currency" reporting rules in section 261 of the Tax Act apply, (iv) that enters into or has entered into, with respect to the Rights or Common Shares, a "synthetic disposition arrangement" or "derivative forward arrangement" (each as defined in the Tax Act), or (v) an interest in which is a "tax shelter investment" (as defined in the Tax Act). Such Resident Holders should consult their own tax advisors.

This summary does not address the possible application of the "foreign affiliate dumping" rules to a Resident Holder (i) that is a corporation that is (or that becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Rights and Common Shares) controlled by a non-resident person or by a group of non-resident persons that do not deal with each other at arm’s length for purposes of the rules in section 212.3 of the Tax Act, or (ii) that does not deal at arm’s length for purposes of the Tax Act with any such corporation. Such Resident Holders should consult their own tax advisors.

Acquisition of Rights

A Resident Holder that receives a Right pursuant to the Rights Offering will not be required to include the value of such Right in computing the Resident Holder's income for purposes of the Tax Act.

Rights received by a Resident Holder pursuant to the Rights Offering will have an adjusted cost base of nil. The cost of Rights acquired by a Resident Holder otherwise than pursuant to the Rights Offering will be averaged with the adjusted cost base of all other Rights held by that Resident Holder as capital property immediately prior to such acquisition for the purposes of determining the adjusted cost base to that Resident Holder of each Right so held.

Residents of Canada - Exercise of Rights

The exercise of a Right will not constitute a disposition of that Right for purposes of the Tax Act and, accordingly, a Resident Holder will not realize a gain or loss on such exercise.

The aggregate cost to a Resident Holder of the Common Shares acquired on the exercise of a Right will be equal to the aggregate amount of the Subscription Price for the Common Shares so acquired and the Resident Holder's adjusted cost base of the Right, if any, immediately before the exercise. The adjusted cost base to a Resident Holder at any time of Common Shares received on the exercise of Rights will be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time.

Expiry of Rights

The expiry or termination of an unexercised Right held by a Resident Holder will result in a capital loss to the Resident Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry or termination. Any such capital loss will be subject to the treatment described below under the heading "Treatment of Capital Gains and Capital Losses".

Other Dispositions of Rights

A Resident Holder that disposes of or is deemed to dispose of a Right (other than as a result of the exercise of the Right) generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Right exceed (or are exceeded by) the aggregate of the Resident Holder's adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any capital gain (or capital loss) realized on the disposition of a Right (otherwise than by the exercise of the Right) is described below under the heading "Treatment of Capital Gains and Capital Losses".

Treatment of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a "Taxable Capital Gain") realized by a Resident Holder in a taxation year must be included in computing the Resident Holder's income in that year, and one-half of the amount of any capital loss (an "Allowable Capital Loss") realized by a Resident Holder in a taxation year generally must be deducted from Taxable Capital Gains realized by the Resident Holder in that year. Allowable Capital Losses in excess of Taxable Capital Gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against Taxable Capital Gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax on its "aggregate investment income" (as defined in the Tax Act), which includes Taxable Capital Gains.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received on Common Shares by a Resident Holder that is an individual (other than certain trusts) will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received or deemed to be received by such individual which are designated by the Company as "eligible dividends" in accordance with the Tax Act will be subject to enhanced gross-up and dividend tax credit rules under the Tax Act.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dividends received or deemed to be received on Common Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and generally will be deductible in computing the taxable income of the corporation. A corporation that is a "private corporation" or a "subject corporation" for purposes of the Tax Act may be liable to pay a refundable tax on dividends received or deemed to be received by it, to the extent such dividends are deductible in computing the corporation's taxable income. In certain circumstances, subsection 55(2) of the Tax Act may treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. A Resident Holder that is, throughout the relevant tax year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Disposition of Common Shares

On a disposition or a deemed disposition of a Common Share (other than in a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are exceeded by) the Resident Holder's adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is described above under the heading "Treatment of Capital Gains and Capital Losses".

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share (or on a share for which such Common Share has been substituted), to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares directly, or indirectly through a partnership or a trust. Resident Holders to which these rules may be relevant should consult their own tax advisors.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is (i) neither a resident nor deemed to be a resident of Canada, and (ii) does not use or hold, and is not deemed to use or hold, Rights or Common Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada or elsewhere. Such holders should consult their own tax advisors.

Acquisition of Rights

The issuance of Rights to a Non-Resident Holder pursuant to the Rights Offering will not be subject to Canadian withholding tax, and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the exercise of Rights pursuant to the Rights Offering.

Non-Resident Holders - Exercise of Rights

The exercise of a Right by a Non-Resident Holder will not constitute a disposition of that Right for purposes of the Tax Act and, consequently, a Non-Resident Holder will not realize a gain or loss on such exercise.

The adjusted cost base to a Non-Resident Holder of the Common Shares acquired on the exercise of a Right will be the same as described above with respect to a Resident Holder under the heading "Residents of Canada – Exercise of Rights".

Expiry of Rights

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of the expiry or termination of an unexercised Right.

Other Dispositions of Rights

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any gain realized on a disposition of Rights unless the Rights disposed of constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

The Rights will generally only be "taxable Canadian property" of a Non-Resident Holder if the Common Shares to be issued upon the exercise of the Rights would be "taxable Canadian property" of the Non-Resident Holder, as described below under the heading "Certain Canadian Federal Income Tax Considerations – Disposition of Common Shares".

Receipt of Dividends on Common Shares

Dividends on Common Shares paid or credited, or deemed to be paid or credited, to a Non-Resident Holder will generally be subject to non-resident withholding tax under the Tax Act at a rate of 25%, subject to potential reduction under the provisions of an applicable income tax treaty or convention between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to the full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any gain realized on a disposition of Common Shares unless the Common Shares disposed of constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, a Common Share will not be "taxable Canadian property" of a Non-Resident Holder at a particular time provided the Common Share is listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes the TSX, unless, at any time during the 60-month period preceding the particular time, (a) the Common Share derived more than 50% of its fair market value directly or indirectly from one or any combination of real or immovable properties situated in Canada, "Canadian resource properties" or "timber resource properties" (each as defined in the Tax Act), or options in respect of, interests in, or civil law rights in, any of the foregoing, and (b) at such time 25% or more of the issued shares of any class or series of the Company's shares were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at "arm's length" (within the meaning of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) held a membership interest directly or indirectly through one or more partnerships. A Non-Resident Holder's Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Eligibility for Investment

In the opinion of Blakes, Canadian counsel to the Company, subject to the provisions of any particular plan and based on the provisions of the Tax Act and the regulations thereunder in force on the date hereof:

1.

the Rights will be qualified investments under the Tax Act at a particular time for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP"), registered disability savings plan ("RDSP"), deferred profit sharing plan or a tax-free savings account (a "TFSA") (each of the foregoing, a "Plan"), provided that, at the particular time, either (A) the Rights are listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes the TSX, or (B) the Common Shares are listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes the TSX, and neither the Company, nor any person with whom the Company does not deal at arm’s length for purposes of the Tax Act, is an annuitant, a beneficiary, an employer or subscriber under, or a holder of, such Plan; and

2.

the Common Shares issuable upon exercise of the Rights will be qualified investments under the Tax Act at a particular time for a trust governed by a Plan, provided that, at the particular time, the Common Shares are listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes the TSX.

Notwithstanding the foregoing, if the Rights or Common Shares, as applicable, are a "prohibited investment" (as defined in the Tax Act) for a particular RRSP, RRIF, RESP, RDSP or TFSA (each a "Registered Plan"), the annuitant of an RRSP or RRIF, holder of a TFSA or RDSP or subscriber of a RESP (each such person referred to as a "Plan Subscriber"), as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Rights and Common Shares will not be a "prohibited investment" for a Registered Plan provided that the Plan Subscriber deals at arm's length with the Company for purposes of the Tax Act and does not have a "significant interest" (within the meaning of the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, the Common Shares will generally not be a "prohibited investment" if the Common Shares are "excluded property" (as defined in the Tax Act for purposes of the prohibited investment rules). Plan Subscribers should consult with their own tax advisors as to whether the Rights or Common Shares will be a prohibited investment for such Registered Plans in their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain United States federal income tax consequences to U.S. Holders, as defined herein, of the receipt, ownership, exercise, lapse and disposition of Rights issued pursuant to the Rights Offering and the ownership and disposition of Common Shares received upon the exercise of such Rights. This discussion is based on existing provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date hereof. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in United States federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the United States Internal Revenue Service (the "IRS"). No opinion from legal counsel or ruling from the IRS has been or will be sought or obtained with respect to any of the United States federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a United States court will not sustain such challenge.

As used herein, a "U.S. Holder" is any beneficial owner of a Common Share or Right that is (i) an individual citizen or resident alien of the United States as determined for United States federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. If a pass-through entity, including a partnership or other entity taxable as a partnership for United States federal income tax purposes, holds a Common Share or a Right, the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. A United States person that is an owner or partner of a pass-through entity holding a Common Share or a Right is urged to consult its own tax advisor.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the receipt, exercise, lapse or disposition of Rights and the ownership and disposition of Common Shares received upon the exercise of such Rights. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This discussion does not address any United States federal alternative minimum tax, United States federal estate, gift, or other non-income tax; or state, local or non-United States tax consequences of the acquisition, ownership and disposition of a Common Share or a Right. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. In addition, this discussion does not address the United States federal income tax consequences to certain categories of U.S. Holders subject to special rules, including U.S. Holders that are (i) insurance companies, banks, or other financial institutions; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a Common Share or Right as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a "functional currency" other than the U.S. dollar; (vii) holders that own directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of Company stock entitled to vote or 10% or more of the total value of shares of all classes of Company stock; (viii) United States expatriates; (ix) holders required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes with respect to Common Shares as a result of such item being taken into account in an applicable financial statement; or (x) S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) persons that have been, are, or will be a resident or deemed to be a resident of Canada for purposes of the Tax Act; (b) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Rights or Common Shares in connection with carrying on a business in Canada; (c) persons whose Rights or Common Shares constitute "taxable Canadian property" under the Tax Act; or (d) persons that have a permanent establishment in Canada for the purposes of the income tax convention between the United States and Canada (the "Tax Convention"). U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the receipt, exercise, lapse or disposition of Rights and the ownership and disposition of Common Shares.

This discussion assumes that Common Shares are held as capital assets (generally, property held for investment), within the meaning of Section 1221 of the Code, in the hands of a U.S. Holder at all relevant times.

A U.S. HOLDER OF COMMON SHARES AND/OR RIGHTS IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION.

Consequences of the Ownership, Disposition, and Lapse of Rights

Receipt of Rights

The federal income tax consequences of the Rights Offering will depend on whether the Rights Offering is considered part of a "disproportionate distribution" within the meaning of the Code. A "disproportionate distribution" is a distribution (or a series of distributions), including deemed distributions, from a corporation that has the effect of the receipt of cash or other property by some stockholders and an increase in the proportionate interest of other stockholders in the corporation's assets or earnings and profits. The following discussion assumes (unless explicitly stated otherwise) that the issuance of the Rights is not part of a "disproportionate distribution" within the meaning of the Code, and you should therefore not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of the Rights. The disproportionate distribution rules are complicated, however, and their application is uncertain. Accordingly, it is possible that the IRS could challenge this assumption. For a summary of the U.S. federal income tax consequences to a U.S. holder if the Rights Offering is treated as part of a "disproportionate distribution," within the meaning of the Code, see the discussion below under "Consequences if the Rights Offering Is Considered Part of a Disproportionate Distribution."

The holding period for the Rights received in the Rights Offering by a U.S. Holder of Common Shares will include the holding period for the Common Shares with respect to which the Rights were received.

Tax Basis in Rights

If the aggregate fair market value of the Rights at the time they are distributed to U.S. Holders of Common Shares is less than 15% of the aggregate fair market value of the Common Shares at such time, the tax basis of the Rights received by a U.S. Holder will be zero unless such holder elects to allocate a portion of its tax basis of previously owned Common Shares to the Rights issued pursuant to the Rights Offering.

However, if the aggregate fair market value of the Rights at the time they are distributed to U.S. Holders of Common Shares is 15% or more of the aggregate fair market value of the Company’s Common Shares at such time, or if a U.S. Holder elects to allocate a portion of its tax basis of previously owned Common Shares to the Rights issued in the Rights Offering, then such holder’s tax basis in previously owned Common Shares will be allocated between such Common Shares and the Rights based upon the relative fair market value of such Common Shares and the Rights as of the date of the distribution of the Rights. Thus, if such an allocation is made and the Rights are later exercised, the tax basis in the Common Shares originally owned will be reduced by an amount equal to the tax basis allocated to the Rights and the basis in the new Common Shares will be increased by the tax basis allocated to these Common Shares. This election is irrevocable if made and would apply to all of the Rights received pursuant to the Rights Offering. The election must be made in a statement attached to a U.S. Holder’s federal income tax return for the taxable year in which the Rights are distributed. U.S. holders should consult their own tax advisors to determine the proper allocation of basis between the Rights and the Common Shares with respect to which the Rights are received.

Exercise of Rights

A U.S. Holder will generally not recognize gain or loss on the exercise of a Right and related receipt of a Common Share. A U.S. Holder’s initial tax basis in the Common Share received on the exercise of a Right should be equal to the sum of (a) such U.S. Holder’s tax basis in such Right, if any, plus (b) the exercise price paid by such U.S. Holder on the exercise of such Right. A U.S. Holder’s holding period for the Common Share received on the exercise of a Right will begin on the day that such Right is exercised by such U.S. Holder.

A U.S. Holder that exercises Rights received in the Rights Offering after disposing of the Common Shares with respect to which the Rights were received is urged to consult its own tax advisor regarding the potential application of the "wash sale" rules under Section 1091 of the Code.

Disposition of Rights

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Right in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis, if any, in the Right sold or otherwise disposed of. Subject to the discussion under " PFIC Considerations" below, any gain or loss generally will be capital gain or loss, and will be short-term or long-term depending on whether the Rights are treated as having been held for more than one year under the holding period rule described above under "Consequences of the Ownership, Disposition, and Lapse of Rights - Receipt of Rights". Long-term capital gains of a non-corporate taxpayer are generally subject to taxation at preferential rates. The deductibility of capital losses is subject to various limitations.

Lapse of Rights

If a U.S. Holder's Rights expire, a U.S. Holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon expiration of the Rights. If a U.S. Holder has tax basis in the expired Rights, such tax basis should be re-allocated to the tax basis of the Common Shares with respect to which the Rights were received. If the Rights expire after a U.S. Holder has disposed of the Common Shares with respect to which the Rights are received, such U.S. Holder should consult its tax advisor regarding its ability to recognize a loss (if any) on the expiration of the Rights.

Consequences if the Rights Offering Is Considered Part of a Disproportionate Distribution

If the Rights Offering is part of a "disproportionate distribution", within the meaning of the Code, the distribution of Rights will be taxable to a U.S. holder as a dividend to the extent that the fair market value of the Rights a U.S. holder receives is allocable to our current or accumulated earnings and profits, if any. Any distributions in excess of our current and accumulated earnings and profits, if any, will be treated as a tax-free return of basis, and any further distributions in excess of a U.S. Holder's tax basis in its Common Shares will be treated as gain from the sale or exchange of the Common Shares.

Consequences of the Ownership and Disposition of Common Shares received upon the Exercise of a Right

Distributions on Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid to a non-corporate U.S. Holder by a "qualified foreign corporation" may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its common shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year. The Company may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

To the extent that a distribution exceeds the amount of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder's adjusted tax basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will be treated as dividends for U.S. federal income tax purposes.

In general, any Canadian withholding tax imposed on dividend payments in respect of the Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, at a U.S. Holder's election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange, or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of the Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder's adjusted tax basis in the Common Shares, respectively. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Common Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of the Common Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

PFIC Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look through" rules, either (1) at least 75%of its gross income is "passive" income (the "income test") or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Based upon the current and expected composition of the Company’s income and assets, the Company believes that it was not a PFIC for the taxable year ended December 31, 2021 and expects that it will not be a PFIC for the current taxable year. The determination of the Company’s PFIC status for any year is very fact-specific, and accordingly, there can be no assurance in this regard. If the Company is classified as a PFIC in any year during which a U.S. Holder holds Common Shares, the Company will generally continue to be treated as a PFIC to such holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test discussed above.

If the Company is a PFIC, and a U.S. Holder does not make a timely qualified electing fund ("QEF") or mark to market election (a "Non-Electing Holder"), then special taxation rules will apply to (i) gains realized on the disposition of such U.S. Holder’s Common Shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by the Company. Pursuant to these rules, a Non-Electing Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Shares and all excess distributions on its Common Shares over its entire holding period. All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of the Company during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. A Non-Electing Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred. The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance. Neither the QEF nor the mark-to-market election is available with respect to Rights, and therefore, the rules described above generally apply to gain realized on the disposition of Rights if the Company is a PFIC.

If the Company is a PFIC and the Common Shares are considered "marketable stock" for purposes of the PFIC rules, a U.S. Holder may avoid the imposition of the additional tax and interest described above by making a mark-to-market election in the first year of its holding period in such Common Shares. The Common Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the SEC or the national market system established pursuant to the U.S. Securities Exchange Act of 1934, as amended, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Company believes that the TSX meets this test, and accordingly, provided that the Common Shares are regularly traded on the TSX, a U.S. Holder should be able to make a mark-to-market election with respect to the Common Shares if the Company is classified as a PFIC. If a U.S. Holder chooses to make a mark-to-market election, such U.S. Holder must include in ordinary income for each taxable year for which the election is in effect, and during which the Company is a PFIC, an amount equal to the excess, if any, of the fair market value of its Common Shares as of the close of the taxable year over its adjusted tax basis in the Common Shares. In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. U.S. Holders are urged to consult their own tax advisors as to the consequences of marking a mark-to-market election.

Under the Code, a U.S. Holder of shares of a PFIC may also make a QEF election with respect to shares of the PFIC. U.S. Holders should consult with their own tax advisor as to the availability and consequences of the QEF election. It is not expected that a U.S. Holder will be able to make a QEF election because the Company does not intend to provide U.S. Holders with the information necessary to make a QEF election.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock also subject to these default rules discussed above. However, a U.S. Holder generally may not make a QEF election or mark-to-market election with respect to warrants. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquired stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Thus, this will impact the availability of a timely QEF Election or mark-to-market election with respect to Rights and the Common Shares received upon the exercise of such Rights. Because of the complexity and uncertainty of the treatment of the Rights under the PFIC rules, each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Rights and the Common Shares received upon the exercise of such Rights and the availability of, and procedure for making, a qualifying election with respect to thereto.

If the Company is a PFIC, each U.S. Holder of Common Shares will be required to file an annual report with the IRS and failure to file such report could result in the imposition of penalties on such U.S. Holder. U.S. Holders are urged to consult their own tax advisors as to the requirement to file an annual report and the penalties that may apply for failing to file such annual report.

Receipt of Foreign Currency

The gross amount of any distribution in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Net Investment Income "Medicare" Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under "PFIC Considerations", each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding (currently at a 24% rate) may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

INTERESTS OF EXPERTS

Certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent of any class of our securities.

The Company's auditors, Deloitte LLP, are independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Alberta.

REGISTRAR AND TRANSFER AGENT AND SUBSCRIPTION AGENT

The registrar and transfer agent for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Calgary, Alberta. Computershare Investor Services Inc. in its principal offices in Calgary and Toronto is acting as the Subscription Agent for the Rights Offering. The Subscription Agent will also act as depositary for the Rights Offering, and as registrar and transfer agent with respect to the Rights as well as any Common Shares issued upon the exercise of Rights or any Standby Shares issued pursuant to the Standby Commitment. We will pay all customary fees and expenses of the Subscription Agent related to the Rights Offering. We have also agreed to indemnify the Subscription Agent with respect to certain liabilities that it may incur in connection with the Rights Offering.

ENFORCEABILITY OF CIVIL LIABILITIES

Enforcement by United States Holders

The Company is a corporation organized under the laws of Alberta, Canada. All of the Company’s directors and officers, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, as well as a substantial portion of the Company’s assets, are located outside the United States. Concurrent with the filing of this Prospectus, the Company has appointed an agent for service of process in the United States (as described below), but it may be difficult for holders of the Company’s securities that reside in the United States to effect service within the United States upon those directors, officers and experts that are not residents of the United States. It may also be difficult for holders of the Company’s securities that reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under U.S. federal securities laws. The Company has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States would probably be enforceable in Canada if the U.S. court in which the judgment was obtained assumed jurisdiction on the same basis that a court in Canada would assume jurisdiction. The Company has also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Company has appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of the securities under this Prospectus.

exemption

Pursuant to a decision of the Autorité des marchés financiers dated March 28, 2022, the Company was granted a temporary exemption from the requirement to translate into French the documents incorporated by reference in the preliminary prospectus. This exemption was granted on the condition that the documents incorporated by reference therein be translated into French as soon as practicable and by no later than the time this Prospectus is filed with the securities regulatory authorities.

STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides Eligible Holders with the right to withdraw from an agreement to purchase securities, which right includes the right to withdraw from an agreement to subscribe for the Common Shares underlying the Rights. This right may be exercised by an Eligible Holder within two business days after receipt or deemed receipt of this Prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides an Eligible Holder with remedies for rescission or, in some jurisdictions, revisions of the price or damages if this Prospectus and any amendment contains a misrepresentation or is not delivered to such Eligible Holder, provided that the remedies for rescission, revisions of the price or damages are exercised by such Eligible Holder within the time limit prescribed by the securities legislation of such Eligible Holder's province. Eligible Holders should refer to any applicable provisions of the securities legislation of their specific province for the particulars of these rights or consult with a legal advisor.

In addition, Eligible Holders will have a contractual right of rescission against the Company in respect of the Rights purchased hereunder. The contractual right of rescission will entitle Eligible Holders to receive any amounts paid for the Rights or upon exercise of the Rights, in the event that this Prospectus (as amended) contains a misrepresentation or is not delivered to such Subscriber, provided that the right of rescission is exercised within 180 days of the date of the purchase of the Rights under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described above and in addition to any right or remedy available to Eligible Holders under the securities legislation of certain provinces and territories of Canada or otherwise at law.

Shareholders of the Company are entitled to all of the rights afforded to shareholders in the ABCA.

Shareholders are entitled to commence an action, similar to the right of shareholders to bring a derivative claim contained in the ABCA, on behalf of the company to remedy alleged wrongs done to the company itself, whether by the management or the shareholders of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: (a) documents listed under "Documents Incorporated by Reference"; (b) the consent of Deloitte LLP; (c) the consent of Blake, Cassels & Graydon LLP; and (d) powers of attorney.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit
Number	Description

2.1*	The annual information form of the Registrant for the year ended December 31, 2021, dated March 24, 2022.
2.2*	The audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditor's report thereon.
2.3*	The management's discussion and analysis of the Registrant for the years ended December 31, 2021 and 2020.
2.4*	The management information circular of the Registrant dated March 15, 2021 prepared in connection with the Registrant’s annual meeting of shareholders held on April 27, 2021.
2.5	The material change report of the Company dated March 31, 2020 with respect to the announcement of the Debt Restructuring and transactions related thereo.
3.1	Consent of Deloitte LLP.
3.2*	Consent of Blake, Cassels & Graydon LLP.
4.1*	Powers of Attorney (included on the signature page of this Registration Statement).

*   Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Canada, on April 12, 2022.

WESTERN ENERGY SERVICES CORP.

By:	/s/ Jeffrey Bowers
	Name:	Jeffrey Bowers
	Title:	Senior Vice President, Finance and Chief Financial Officer

POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on April 12, 2022.

Signature	Title

/s/ Alex MacAusland	Director, President and Chief Executive Officer
Alex MacAusland	(Principal Executive Officer)

/s/ Jeffrey Bowers	Senior Vice President, Finance and Chief Financial Officer
Jeffrey Bowers	(Principal Financial and Principal Accounting Officer)

*	Chairman of the Board
Ronald P. Mathison

*	Director
John R. Rooney

*	Director
Lorne A. Gartner

*	Director
Donald D. Copeland

*	Director
George S. Armoyan

*By:	/s/ Jeffrey Bowers
Jeffrey Bowers
Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Amendment No.1 to the Registration Statement in the City of Newark, State of Delaware, on April 12, 2022.

PUGLISI & ASSOCIATES

By:	/s/ Donald Puglisi
	Name:	Donald Puglisi
	Title:	Managing Director

INDEX TO EXHIBITS

Exhibit
Number	Description

2.1*	The annual information form of the Registrant for the year ended December 31, 2021, dated March 24, 2022.
2.2*	The audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditor's report thereon.
2.3*	The management's discussion and analysis of the Registrant for the years ended December 31, 2021 and 2020.
2.4*	The management information circular of the Registrant dated March 15, 2021 prepared in connection with the Registrant’s annual meeting of shareholders held on April 27, 2021.
2.5	The material change report of the Company dated March 31, 2020 with respect to the announcement of the Debt Restructuring and transactions related thereo.
3.1	Consent of Deloitte LLP.
3.2*	Consent of Blake, Cassels & Graydon LLP.
4.1*	Powers of Attorney (included on the signature page of this Registration Statement).

*   Previously filed.